

07052896



ALPHARMA INC

Annual Report 2006

ARIS
P.E.
12-31-06

RECD S.E.C.
MAY 4 - 2007
1086

growth through innovation

PROCESSED
MAY 11 2007
THOMSON
FINANCIAL

about Alpharma

Alpharma Inc. (NYSE: ALO) is a global specialty pharmaceutical company with leadership positions in products for humans and animals. Alpharma is presently active in more than 60 countries. Alpharma has a growing branded pharmaceuticals franchise in the chronic pain market with its morphine-based extended release KADIAN® product. In addition, Alpharma is among the world's leading producers of several specialty pharmaceutical-grade bulk antibiotics and is internationally recognized as a leading provider of pharmaceutical products for poultry and livestock.


Aureo S-P 250
Aurofac
200 G
Aureo

Major Products	Manufacturing Facilities
Kadian® brand extended-release morphine product	**Product contract manufactured**
Key Active Pharmaceutical Ingredients Key products include Vancomycin (API, capsules and vials), Bacitracin, Polymyxin B, Amphotericin B, Tobramycin Sulphate, Colistin Methsulfate Sulphate, (API and vials)	**Europe** Budapest, Hungary; Copenhagen, Denmark; Oslo, Norway
Over 100 Products Antibiotics, antimicrobials, anticoccidals for delivery in both feed and water Key branded products include Aureomycin®, Avatec®, BMD®, Bovatec®	**U.S.** Chicago Heights, Illinois; Longmont, Colorado; Willow Island, West Virginia; Salisbury, Maryland; Van Buren, Arkansas; Eagle Grove, Iowa

consolidated revenues
continuing operations
$ in millions


$654
'02
'03
'04
'05
'06

consolidated research and development
continuing operations
$ in millions


$44
'02
'03
'04
'05
'06



at-a-glance

	Major Markets & Customers	2006 Revenues by Business ($ millions)
Pharmaceuticals Rapidly growing pain product business	**Key Market** U.S. **Key Customers** Wholesalers, chain drugstores and distributors **# of Employees:** 300	$138
Active Pharmaceutical Ingredients Leading worldwide producer of key active pharmaceutical ingredients	**Market Presence in over 60 Countries** **Key Markets** U.S., Europe, Asia Pacific and Latin America **Key Customers** Pharmaceutical companies **# of Employees:** 625	$169
Animal Health Leading global manufacturer and marketer of pharmaceutical products for poultry, swine and cattle producers	**Market Presence in over 60 Countries** **Key Markets** U.S., Europe, Asia Pacific and Latin America **Key Customers** Poultry, cattle and swine integrators, feed-mills and premix companies, animal health distribution organizations **# of Employees:** 430	$347

Our Vision

Through great people who are passionate about serving the evolving needs of our customers, we will become a leader in specialty pharmaceuticals.

Our Values

Bias for Action Seizing opportunities and delivering results Teamwork Working together to exceed goals Courage Leading constructive change Integrity Doing what is right Innovation Creating value for customers and shareholders


ALPHARMA

financial highlights

Years Ended December 31, (in millions, except per share data)	2006	2005	2004	2003	2002
PROFIT AND LOSS					
Net revenues	$ 654	$ 554	$ 513	$ 479	$ 443
Operating income (loss)	$ 96	$ 95	$ 63	$ 69	$ (111)
Net income (loss) from continuing operations	$ 60	$ 62	$ (47)	$ (10)	$ (337)
SHARE DATA					
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$1.11	$ 1.17	$ (0.90)	$ (0.19)	$ (6.77)
Average common shares outstanding (diluted)	54.2	53.0	52.1	52.0	49.8
BALANCE SHEET AT DECEMBER 31					
Total assets	$ 927	$1,623	$2,040	$2,342	$2,312
Total debt	$ —	$ 417	$ 702	$ 817	$ 896
Stockholders' equity	$ 724	$ 918	$ 884	$1,131	$1,010

See footnotes on Page 6 for additional information.

Forward-Looking Statement

Statements made in this annual report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, including those relating to future financial expectations, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other significant potential risks and uncertainties not discussed herein may be found in the Company's filings with the Securities and Exchange Commission including its Form 10-K for the year ended December 31, 2006.



innovation

In July 2006, I joined Alpharma as your Chief Executive Officer and immediately embarked, along with the company's Board of Directors and its Leadership Team, on the development of a strategy to maximize shareholder value over the next five years. The outcome of this review was our conviction that Alpharma has a unique opportunity to build a high value specialty pharmaceutical business that can deliver sustainable growth and create shareholder value over the long-term. We have developed clear and aggressive plans to reach this goal, and while the specific initiatives differ in each of our businesses, the common denominator to our future success is driving growth through innovation.



Dean J. Mitchell

President and Chief Executive Officer

New product efforts in our Pharmaceuticals business are focused on the market need for abuse-deterrent products. Physicians are keenly aware that products prescribed to relieve pain can be abused and as a result may hesitate to prescribe these products to patients with legitimate needs. Alpharma has developed an approach to abuse deterrence that we believe will reduce concerns regarding abuse associated with the prescription of pain products, and as a result, improve the treatment of pain. We are targeting the first of these products, KADIAN® NT, to be launched in 2009, with other pain products using the same platform planned to follow.

Our Animal Health and Active Pharmaceutical Ingredients businesses are focusing on new products that can leverage their technical and regulatory expertise, and strong reputation for product excellence, reliability and customer service.

Our financial goals over the next five years are aggressive: we are targeting revenues to grow from the current $650 million level, to over $1.5 billion in 2011. To attain this five year goal, we are targeting a compound annual growth rate of 40% to 50% in our Pharmaceuticals business, and in our Animal Health and Active Pharmaceutical Ingredients businesses, 6% to 8% compound growth. In addition to the organic opportunities for growth inherent in each business, we are actively pursuing business development opportunities that we believe will complement our existing commercial footprints and accelerate and expand growth.

We also recognize that Alpharma is going to be a different company going forward. We have excellent resources within the company, but need to expand our capabilities to drive innovation, and we will be selectively targeting areas where we need to add resources and skills to the company to ensure we can deliver on our long-term goals.

2006 RESULTS AND PROGRESS AGAINST OBJECTIVES

We believe our strong 2006 financial performance is a good indicator of the company's ability to execute. Full year 2006 revenue increased $100 million, or 18% versus 2005, reflecting strong revenue gains in all three businesses. Research and development spending increased $17 million to $44 million, primarily due to the development of new products in Pharmaceuticals, and represented 6.8% of sales in 2006 versus 4.9% in 2005. This increased investment is crucial to building a new product pipeline that we believe will ultimately drive growth. Operating income increased slightly in 2006, after reflecting increased research and development spending and higher selling, general and administrative expenses related to increased infrastructure to support the company's growth initiatives.

In 2006, in addition to delivering a strong financial performance, the company met or exceeded most of the critical operational milestones we established to drive innovation across all three businesses. Our Pharmaceuticals business completed a successful Phase II clinical program on its abuse-deterrent extended release opioid product, and we have commenced Phase III clinical trials of this program. We also developed and shared with the FDA what we believe to be compelling data that demonstrated alcohol consumption does not impact the performance of our KADIAN® product. This data resulted in FDA approval of product labeling that is less severe in terms of alcohol interaction warnings than that of several competitive products.

Both the Animal Health and Active Pharmaceutical Ingredients businesses met their new product targets, and made significant progress in establishing alliances in low cost geographies that will strengthen our future cost structure.

Our goal is to build a high value specialty pharmaceutical business that will deliver sustainable growth and create shareholder value over the long-term.



total company
five-year revenue target
$ in millions
1,600
1,200
800
400
0
40–50%
CAGR
6–8%
CAGR
6–8%
CAGR
2006
2011
Pharmaceuticals
API
AH

The company also took other significant actions to support the creation of a growing high value specialty pharmaceutical business over the next several years The Class B share repurchase moved control of the company to the A shareholders, and expanded the company's options for future investments. In addition, the elimination of the dividend will free up funds for growth initiatives. The company and its former B shareholders, A.L. Industrier ASA, have enjoyed a highly productive relationship, and I would like to extend our appreciation to them for their consistent support over the years.

The company entered 2007 with a solid financial position: over $100 million in cash, and a proven track record of generating strong cash earnings. In March 2007, we augmented our cash resources with a $300 million convertible debt offering with terms we believe to be highly favorable. Finally, with the addition of several high caliber executives, we have begun the process of shaping a robust organization vital to executing our plans for significant growth and innovation over the next several years.

2007 MILESTONES

When we presented our strategy at our publicly available investor conference in December 2006, we asked investors to judge us not on what we say, but on what we deliver. In order to evaluate our progress, we have set tangible objectives for ourselves. In 2007, our key milestones are as follows:

Pharmaceuticals: Execution of the Phase III clinical program on our abuse-deterrent morphine based KADIAN® product, commencement of Phase III clinical work on an abuse-deterrent oxycodone product, and the expansion of our existing pipeline with synergistic business development agreements.

Animal Health: Seven new product launches and 20 new registrations for existing products in new geographies.

Active Pharmaceutical Ingredients: Two new product launches, the completion of the injectable finished dose product facility which will enable the supply of finished dose product in vials and increased vancomycin manufacturing capacity.

IN CLOSING

We've set aggressive targets for growth over the next five years which, if we are successful, will more than double the size of our company. The bulk of that growth is going to be driven by the launch of abuse-deterrent products in our Pharmaceuticals business, but the intrinsic technology risk in that business will be balanced by our strong positions in the Animal Health and Active Pharmaceutical Ingredients businesses, and innovation will be funded with the significant cash generated by these solid businesses.

Alpharma has undergone a significant transformation over the past several years that has positively impacted our fundamental structure and prospects for growth. I would like to thank Einar Sissener, former Chairman and Chief Executive Officer, and Ingrid Wiik, Vice Chairman and previous Chief Executive Officer, for their support during our transformation, and their longstanding commitment and contributions to the company.

While our plans for growth are ambitious and involve risk, we are focused on precisely what we need to achieve and how to measure success, and we look forward to updating you on our future progress.

Dean J. Mitchell
President and Chief Executive Officer


new illicit drug use in the united states: 2005
numbers in thousands
2,133
2,114
1,286
877
872
647
615
247
243
108
77
Pain Relievers*
Marijuana
Tranquilizers
Inhalants
Cocaine
Stimulants
Ecstasy
Sedatives
LSD
Heroin
PCP
*526,000 new non-medical users of OxyContin®
SAMHSA. Results from the 2005 National Survey on Drug Use and Health. DHHS Publication No. SMA06-4194, 2006.

the problem of abuse

Chronic pain is a common and burdensome medical problem that prescription pain relievers address, in most cases, with positive results. However, the increased availability of these products has created another problem: abuse. While most patients use these products responsibly, recent data suggests that pain relievers have become the leading initial choice for first-time illicit drug users, exceeding marijuana and tranquilizers. Physicians are highly concerned about abuse[1] and, as a result, may hesitate to prescribe these products to patients who have legitimate needs, resulting in the undertreatment of pain. Alpharma is making significant investments in an abuse-deterrent product platform to assist doctors in treating pain more effectively, with less concern about the misuse and diversion of these products.

(1) Based on company market research.

contents

selected financial data

The following is a summary of selected financial data for the Company and its subsidiaries. The data for each of the three years for the periods ended December 31, 2006 have been derived from, and all data should be read in conjunction with, the audited consolidated financial statements of the Company, which begin on page 22. On December 19, 2005, the Company sold its Generics Business and on March 31, 2006, the Company sold its ParMed Business (see Note 3 to the consolidated financial statements). Both of these businesses are reported as Discontinued Operations. The following selected financial data is presented for continuing operations only. All amounts are in thousands, except per share data.

	2006(1)	2005(2)	2004(3)	2003(4)	2002(5)
Total revenues	**$653,828**	$ 553,617	$ 513,329	$ 479,467	$ 442,706
Cost of sales	**271,988**	217,363	218,712	210,298	218,242
Gross profit	**381,840**	336,254	294,617	269,169	224,464
Selling, general and administrative expenses	**250,069**	213,323	195,054	174,379	154,399
Research and development	**44,430**	26,936	25,431	21,837	25,752
Asset impairments and other (income) expense	**(8,259)**	1,184	11,110	4,091	155,123
Operating income (loss)	**95,600**	94,811	63,022	68,862	(110,810)
Interest income (expense), net	**16,453**	(47,750)	(57,982)	(63,369)	(76,524)
Loss on extinguishment of debt, other	**(19,415)**	(7,989)	(2,795)	(29,100)	(52,929)
Other income (expense), net	**(129)**	4,706	458	2,562	(2,514)
Income (loss) from continuing operations before provision for income taxes	**92,509**	43,778	2,703	(21,045)	(242,777)
Provision (benefit) for income taxes	**32,517**	(18,398)	49,466	(11,416)	94,477
Net income (loss) from continuing operations	**$ 59,992**	$ 62,176	$ (46,763)	$ (9,629)	$ (337,254)
Earnings (loss) from continuing operations per common share:					
Basic	**$ 1.12**	$ 1.18	$ (0.90)	$ (0.19)	$ (6.77)
Diluted	**$ 1.11**	$ 1.17	$ (0.90)	$ (0.19)	$ (6.77)
Dividend per common share	**$ 0.135**	$ 0.18	$ 0.18	$ 0.18	$ 0.18

Balance Sheet Information	**2006**	2005	2004	2003	2002
Total assets	**$927,239**	$1,623,383	$2,039,612	$2,342,147	$2,312,438
Cash and cash equivalents	**113,163**	800,010	105,212	58,623	23,872
Total debt	—	416,669	701,735	817,156	895,858
Total stockholders' equity	**723,999**	918,078	883,642	1,130,736	1,009,851

1) Includes a call premium of $18.9 million and the write-off of deferred loan costs of $0.5 million, associated with the repayment of the Company's remaining outstanding debt in January 2006. The results for 2006 also include a net pre-tax pension curtailment gain.

2) Includes the reversal of a deferred tax valuation allowance of $52.1 million, taxes of $28.6 million on the repatriation of cash earnings from controlled foreign corporations and pre-tax charges of $8.0 million for extinguishment of debt, primarily related to the write-off of deferred loan costs resulting from the prepayment of debt.

3) Includes a $10.0 million charge to write down the carrying value of the former AH Aquatics business assets to fair value.

4) Includes loss resulting from the extinguishment of $200 million 12 1/2% notes and the related issuance of $220 million of 8 5/8% notes. The extinguishment resulted in the expensing of $22.2 million in placement fees and the recognition of $6.2 million of deferred debt expense.

5) Includes charges related to de-leveraging activities of $51.1 million, charges for reorganization, refocus and other actions of $49.0 million, and impairment charges of $103.1 million.

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

Alpharma Entities Defined

Alpharma's business segments are defined as follows: Pharmaceuticals (formerly "Branded Pharmaceuticals"), Active Pharmaceutical Ingredients ("API"), and Animal Health ("AH").

Overview

Alpharma is a global specialty pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals. The Company markets one branded pharmaceutical prescription product that is contract manufactured by a third-party; a pain medication sold under the trademark KADIAN®, in the U.S. Alpharma manufactures and markets a line of fermentation-based active pharmaceutical ingredients and one chemical synthesis based active pharmaceutical ingredient (collectively "APIs") that are used primarily by third parties in the manufacturing of generic and branded pharmaceutical products. The Company manufactures and markets animal health products in over 100 formulations and dosage forms. The Company presently conducts business in more than 80 countries and has approximately 1,400 employees in over 20 countries.

For the year ended December 31, 2006, the Company generated revenues of approximately $653.8 million from its continuing operations, and $17.1 million related to the Company's former generic pharmaceutical telemarketing distribution business which was sold on March 31, 2006.

On December 19, 2005, the Company sold its world-wide human generic pharmaceutical business (the "Generics Business"), excluding ParMed Pharmaceuticals Inc. ("ParMed"), its generic pharmaceutical telemarketing distribution unit, to Actavis Group hf ("Actavis") for cash in the amount of $810 million. On March 31, 2006, the Company sold ParMed for cash in the amount of $40.1 million.

The Generics Business and ParMed (collectively, the "Discontinued Operations"), are classified as discontinued operations in the Company's financial statements at December 31, 2006 and 2005 and for the three years ended December 31, 2006. See Discontinued Operations for further discussion and analysis.

Repurchase of Class B Shares; Elimination of Controlling Stockholder

Until December 28, 2006, A.L. Industrier ASA ("Industrier") beneficially owned all of the outstanding shares of the Company's Class B common stock, or approximately 22% of the Company's total common stock as of such date. Through its ownership of the Class B common stock, Industrier had voting power that provided it with effective control of the Company. On December 28, 2006, the Company purchased 100% (11,872,897 shares) of the outstanding shares of the Company's Class B common stock from Industrier at a price of $25.50 per share. Including related fees, the cost of the repurchase was approximately $307.4 million, which was paid using available cash on hand. Following the Class B share repurchase, control of the Company now rests in the holders of the Class A shares acting by the majority applicable under Delaware law and the Company's charter documents.

Continuing Operations

The main factors affecting the Pharmaceuticals business, (formerly the Branded Pharmaceuticals business) are:

- Pharmaceuticals markets one branded pharmaceutical prescription product, a pain medication sold under the trademark KADIAN, in the U.S. that is contract manufactured by a third-party. Pharmaceuticals is currently focused on the pain management market in the United States. For the year ended December 31, 2006, Pharmaceuticals had product sales of $138.2 million and operating income of $28.3 million.

Pharmaceuticals realizes significant gross profit margins on its sales of KADIAN; but competes in a highly competitive market, and is subject to potential challenges from generic equivalents. The Company's business plan includes significant investments in research and development spending associated with the development of a next-generation pain product with abuse-deterrent characteristics. Pharmaceuticals has experienced improved profitability as a result of a number of factors, including product prescription growth.

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

The main factors affecting the Active Pharmaceutical Ingredients (API) business are:

- API markets globally primarily 14 antibiotic API's that are generally used by third-parties in the manufacture of finished dose pharmaceutical products. API realizes strong gross profit margins and has experienced and expects continuing increased global competition on its products and associated pricing pressure. For the year ended December 31, 2006, API had product sales of $168.7 million and operating income of $51.8 million. Operating income in 2006 was favorably impacted by a $7.8 million curtailment gain related to freezing a Norwegian defined benefit pension plan.

The main factors affecting the Animal Health (AH) business are:

- The Company's AH business is a global leader in the development, registration, manufacturing and marketing of medicated feed additives ("MFAs") and water soluble vitamin type substances for food producing animals; including poultry, cattle, and swine. Agricultural markets have historically had low growth rates. In addition, demand for the Company's products has been and could be reduced by bans or restrictions on the use of antibiotics used in food-producing animals. Material changes in animal production input prices (i.e., corn) may have a negative effect on the sales of product. Significant flock/ herd health (avian flu outbreak, BSE etc) may impact the companies sales of product. AH has increased its revenues and profitability through expanding and enhanced market positions, new products, new indications for existing products, and cost-reduction and other productivity improvement initiatives. For the year ended December 31, 2006, AH had product sales of $346.9 million and operating income of $71.5 million.

The following summarizes significant events and transactions for the past three years:

2006

- In December 2006, the Company acquired all of the outstanding Class B shares for $307.4 million.
- In December 2006, the Company froze its Norwegian and U.S. pension plans, replacing them with enhanced defined contribution plans, and realizing a net pre-tax curtailment gain of $7.5 million.
- In the fourth quarter of 2006, Company's Pharmaceuticals business initiated its pivotal Phase III clinical trials for its abuse-deterrent extended release opioid.
- In September 2006, the Company announced positive results from a Phase II multi-dose clinical efficacy and pharmacokinetic trial for its abuse-deterrent, extended release opioid.
- In June 2006, the Company's API business announced that it had reached an agreement with a Chinese manufacturer to expand its capacity to manufacture Vancomycin.
- In March 2006, the Company sold ParMed, its generic pharmaceutical telemarketing business, to Cardinal Health Inc. for $40.1 million.
- In March 2006, the US asset-based loan agreement was amended and restated to reduce the facility to $75 million.
- In January 2006, the Company paid all of its outstanding debt using available cash, including proceeds from the sale of its Generics Business in December 2005.

2005

- In December 2005, the Company sold its global Generics Business to Actavis Group hf for $810 million.

- In December 2005, the Company gave notice to the Trustee's under both the Senior Notes and the Convertible Notes that it was irrevocably electing to redeem all such notes in accordance with the terms of the respective note indentures.

- In October 2005, the Company entered into a new $210 million US asset-based loan agreement. Proceeds from this new loan facility were used to pay off and cancel all outstanding amounts due under the Company's 2001 U.S. Bank Credit Facility.

- In the fourth quarter of 2005, the Company reversed its deferred tax valuation allowance given its current and expected profitability, resulting in a tax benefit of $52.1 million.

- The Company repatriated cash in 2005 under the provisions of the American Jobs Creation Act of 2004. The 2005 tax provision includes approximately $28.6 million related to this cash repatriation.

2004

- In the fourth quarter of 2004, the Company adjusted its deferred tax valuation, primarily to set up a full valuation allowance for all U.S. deferred taxes. This resulted in a charge of $59.5 million.

- The Company sold its Aquatic Animal Health Group ("Aquatic") in July of 2004 and recorded a pretax loss of approximately $10.0 million.

- In May and August 2004, the Company amended the 2001 U.S. Bank Credit Facility to allow flexibility in complying with the covenants and permit the repayment of the mortgage notes and the convertible subordinated notes.

- In the first half of 2004, the Company prepaid $75.0 million of the 2001 U.S. Bank Credit Facility's term loans, $32.0 million of mortgage notes payable in Norwegian Kroner and $24.5 million of 5.75% convertible subordinated notes.

- The Company purchased the outstanding 50% of Wynco LLC ("Wynco") equity subsidiary and subsequently sold the entire company within the first quarter of 2004.

Results of Continuing Operations 2006 vs. 2005

(All comparisons of results of operations refer to continuing operations)

Total revenue increased $100.2 million or 18.1% for the year ended December 31, 2006 compared to 2005. Foreign exchange had a slight favorable impact on revenues for the year. Operating income was $95.6 million in 2006 compared to $94.8 million in 2005. Diluted earnings per share was $1.11 in 2006 compared to $1.17 in 2005. Results for the year ended December 31, 2006, included the payment of a call premium of $18.9 million and the write-off of deferred loan costs of $0.5 million, associated with the repayment of the Company's remaining outstanding debt in January 2006. The results for 2006 also included a net pre-tax curtailment gain from the freezing of the Norwegian and U.S. pension plans of $7.5 million. 2005 results included the reversal of a deferred tax valuation allowance of $52.1 million, taxes of $28.6 million on the repatriation of earnings from controlled foreign corporations and pre-tax charges of $8.0 million for extinguishment of debt, primarily related to the write-off of deferred loan costs resulting from the prepayment of debt.

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

The following table sets forth revenues and operating income by segment:

	Revenues			Operating Income (Loss)		
Year Ended December 31,	**2006**	2005	%	**2006**	2005	%
Pharmaceuticals	**$ 138.2**	$101.6	36.0%	**$ 28.3**	$ 23.6	19.9 %
API	**168.7**	138.4	21.9%	**51.8**	52.4	(1.1)%
AH	**346.9**	325.1	6.7%	**71.5**	66.3	7.8 %
Unallocated and Eliminations	**—**	(11.5)	N/M	**(56.0)**	(47.5)	(17.9)%
Total	**$ 653.8**	$553.6	18.1%	**$ 95.6**	$ 94.8	0.8 %

N/M—Not meaningful

The following summarizes revenues and operating income by segment:

Revenues

Pharmaceuticals revenues increased $36.6 million, or 36.0%, to $138.2 million in 2006 compared to $101.6 million in 2005. The revenue growth was primarily a result of increased year-over-year prescriptions which contributed to volume increases of $17.5 million and higher price realization which contributed $19.1 million of the year over year increase. Included in the net volume gain is the impact of a reduction in wholesaler inventory levels in 2006 from approximately three months at the end of the fourth quarter of 2005, to approximately one and a half months at the end of the fourth quarter of 2006.

Revenues in API increased $30.3 million, to $168.7 million compared to $138.4 million in 2005. Revenues in 2006 included approximately $16.8 million of low margin sales of products that, in 2005, were reported as sales by the Company's divested Generics Business. The remainder of the revenue increase of $13.5 million, or 9.8%, was attributable to increase volumes, principally related to Vancomycin, partially offset by pricing declines. The effects of translating revenues into U.S. dollars was insignificant.

AH revenues increased $21.8 million or 6.7%, to $346.9 million in 2006 versus 2005, due primarily to higher volumes in U.S. livestock markets of approximately $13 million and increased sales into international markets of approximately $6.4 million. In addition, translation of revenues into the U.S. dollar increased AH revenues by approximately $1.7 million compared to 2005.

Gross Profit

Overall, the Company's gross profit increased $45.6 million in 2006 compared to 2005. As a percentage of sales, gross profit was 58.4% in 2006, versus 60.7% in 2005.

The increase in gross profit dollars is the result of increased volumes in all three business segments and favorable price realization in Pharmaceuticals. The lower gross profit percentage is primarily a result of low margin sales of API products that, in 2005, were reported as sales by the Company's divested Generics Business. In addition, the decline in gross profit percentage reflects lower gross margins in the API business attributable to lower pricing on certain products and increased costs associated with new product development, geographic expansion, and certain asset write-downs.

Selling, General and Administrative Expenses (SG&A)

On a consolidated basis, SG&A expenses increased $36.7 million in 2006 as compared to 2005. As a percentage of revenues, SG&A expense was 38.2% in 2006 versus 38.5% in 2005.

The majority, or $26 million of the year-over-year increase, was across all three businesses for additional operational infrastructure to support the Company's growth initiatives and also reflects higher distribution costs in 2006. The remainder of the increase relates primarily to costs related to senior management retention and transition, and the discontinuance of the Company's performance unit plan, offset partially by a favorable insurance recovery. In addition, stock option expense contributed $2.4 million of the year-over-year increase in SG&A and foreign exchange had a favorable impact of $1.1 million to the year-over-year change in SG&A expenses.

Research and Development (R&D)

Research and development expenses increased $17.5 million, or 64.9%, in 2006 compared to 2005. As a percentage of revenues, R&D expenses amounted to 6.8% in 2006 compared to 4.9% in 2005. The increase in R&D is due almost exclusively to Pharmaceutical's new product development spending.

Asset Impairments and Other

Asset impairments and other amounted to a net $8.3 million gain in 2006 compared to a loss in 2005 of $1.2 million. The gain in 2006 primarily consists of a net curtailment gain of $7.5 million from the freezing of the Norwegian and U.S. pension plans. Also included in 2006 results was a gain of $1.9 million realized from a contractual settlement related to an AH business disposed in 2004, partially offset by a charge of $1.1 million related to a prior year contract dispute.

Operating Income (Loss)

The increase/(decrease) in operating income is summarized as follows:

	Pharmaceuticals	API	AH	Corporate/ Unallocated	Total
2005 as reported	$ 23.6	$52.4	$66.3	$(47.5)	$ 94.8
Research and development	(18.4)	(0.1)	(0.2)	1.2	(17.5)
Senior management retention and transition, and performance unit expense, net of insurance recovery	—	—	—	(13.0)	(13.0)
Stock option expense, ongoing	—	—	—	(2.4)	(2.4)
Contract settlements	—	—	0.8	—	0.8
Pension curtailment gain/(loss)	—	7.8	—	(0.3)	7.5
Net margin improvement (decrease) due to volume, price, foreign exchange and expenses	23.1	(8.3)	4.6	6.0	25.4
2006 as reported	**$ 28.3**	**$51.8**	**$71.5**	**$(56.0)**	**$ 95.6**

Interest Income/(Expense), Net

The Company reported net interest income of $16.5 million for the year ended December 31, 2006, compared to net interest expense of $47.8 million in the comparable period last year. The change reflects the repayment of all outstanding debt in the first quarter of 2006 using proceeds from the sale of the Generics Business and ParMed and the cash flow generated by the Company. An analysis of the components of interest income (expense), net is as follows:

Years Ended December 31,	**2006**	2005
Interest income	**$19.3**	$ 1.4
Interest expense	**(2.5)**	(47.0)
Amortization of debt issuance costs	**(0.3)**	(2.2)
	$16.5	$(47.8)

Loss on Extinguishment of Debt

Results for the year ended December 31, 2006 included the payment of a call premium of $18.9 million and write-offs of deferred loan costs of $0.5 million associated with the repayment of the Company's remaining outstanding long-term debt in January 2006. In the year ended December 31, 2005, the Company reported a loss on extinguishment of debt of $8.0 million, primarily related to the prepayment of $267.4 million of bank term debt in 2005, which resulted in the write-off of deferred loan costs.

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

Other Income (Expense), Net

A detail of Other income (expense), net follows:

Years Ended December 31,	**2006**	2005
Foreign exchange gains (losses), net	**$ 0.3**	$2.8
Other, net	**(0.4)**	1.9
	$(0.1)	$4.7

Provision (Benefit) for Income Taxes

The Company's effective tax rate ("ETR") is dependent on many factors including: a.) the impact of enacted tax laws in jurisdictions in which the Company operates; b.) the amount of earnings by jurisdiction, due to varying tax rates in each country; c.) the Company's ability to utilize various tax credits; and d.) the estimates of valuation allowances necessary to value deferred tax assets.

The tax provision for continuing operations for the year ended December 31, 2006 was $32.5 million, representing an effective tax rate of 35%.

Income taxes for 2005 amounted to a benefit of $18.4 million compared to a pre-tax income of $43.8 million. This benefit was derived from the reversal of valuation allowance on U.S. deferred tax assets of $52.1 million, partially offset by income taxes of $28.6 million related to the repatriation of earnings under the American Jobs Creation Act.

Results of Continuing Operations 2005 vs. 2004

(All comparisons of results of operations refer to continuing operations)

Total revenue increased $40.3 million or 7.9% for the year ended December 31, 2005 compared to 2004. Foreign exchange increased revenues by approximately $0.5 million, or 0.1%. 2004 revenues included $26.2 million related to the divested Wynco and Aquatics operations. Excluding the Wynco and Aquatic results and foreign exchange, revenues increased approximately $66.1 million, or 13.5%. Operating income was $94.8 million in 2005 compared to $63.0 million in 2004. 2004 operating income included the results of Wynco and Aquatics. Excluding these operations, operating income increased $21.4 million, or 29.2%, due to improvements in the Pharmaceuticals and AH businesses which offset lower year-over-year operating income in API due to reduced pricing. Diluted earnings per share was $1.17 in 2005 compared to a loss of $0.90 in 2004. 2005 results include the reversal of a deferred tax valuation allowance of $52.1 million ($0.98 earnings per share), taxes of $28.6 million on the repatriation of cash dividends from controlled foreign corporations and pre-tax charges of $8.0 million for extinguishment of debt, primarily related to the write-off of deferred loan costs resulting from the prepayment of debt. 2004 results include pre-tax charges of approximately $59.5 million ($1.13 loss per share) resulting from the establishment of a deferred tax valuation allowance and $2.8 million for extinguishment of debt.

The following table sets forth revenues and operating income by segment:

	Revenues			Operating Income (Loss)		
Year Ended December 31,	2005	2004	%	2005	2004	%
Pharmaceuticals	$101.6	$ 62.4	62.8%	$ 23.6	$ 6.5	263.1%
API	138.4	143.2	(3.4%)	52.4	72.8	(28.0%)
AH	325.1	288.4	12.7%	66.3	35.2	88.4%
Aquatic AH	—	7.0	N/M	—	(10.3)	N/M
Wynco	—	19.2	N/M	—	(0.1)	N/M
Total AH	325.1	314.6	3.3%	66.3	24.8	167.3%
Unallocated and Eliminations	(11.5)	(6.9)	(66.7%)	(47.5)	(41.1)	(15.6%)
Total	$553.6	$513.3	7.9%	$ 94.8	$ 63.0	50.5%

N/M—Not meaningful

The following summarizes revenues and operating income by segment:

Revenues

Pharmaceuticals revenues increased 62.8% on higher prices (24.2%) and volume gains (38.5%) attributable to product prescription growth driven from sales force expansions and a new marketing campaign.

Revenues in API declined 3.4% mainly as a result of reduced pricing (11.9%), principally on a major product in the U.S. partially offset by volume gains of 9.0%. Translation of revenues into the U.S. dollar decreased API revenues by 0.5%.

AH revenues, excluding Wynco and Aquatic revenues in 2004, increased 12.7% due primarily to increased sales in the U.S. livestock market (7.8%) and in the European markets (2.0%). The majority of AH plants are operating at or near capacity. During the year, as a result of increased demand and capacity constraints, AH reduced supply of certain products to customers.

Gross Profit

On a Company-wide basis, gross profit increased $41.6 million in 2005 compared to 2004. As a percentage of sales, overall gross profit was 60.7% in 2005, versus 57.4% in 2004.

The increase in gross margin dollars results primarily from higher sales volumes in Pharmaceuticals and AH, combined with cost reductions achieved through supply chain and other process improvement initiatives, offset partially, by pricing decreases in API.

Selling, General and Administrative Expenses (SG&A)

On a consolidated basis, selling, general and administrative expenses increased $18.3 million or 9.4%, in 2005 compared to 2004. Included in 2004, are Wynco and Aquatic expenses of $3.3 million and $2.1 million, respectively. Excluding these costs, selling, general and administrative expenses increased $23.7 million due primarily to marketing campaigns and sales force expansions within Pharmaceuticals ($15.0 million) and increased costs within the Pharmaceuticals and API segments related to realigning the remaining businesses as a result of the disposal of the Generics Business ($5.3 million). Foreign exchange also contributed $1.1 million to the year-over-year increase in selling, general and administrative expenses.

Research and Development (R&D)

Research and development expenses increased $1.5 million in 2005 compared to 2004, which included Aquatic expenses of $2.4 million. Excluding these costs, research and development increased $3.9 million, due primarily to new product development in Pharmaceuticals and API.

Asset Impairments and Other

2005 asset impairments and other was $1.2 million compared to 2004 asset impairments of $11.1 million, which included a $10.0 million charge to write down the carrying value of Aquatic assets to fair value, as well as an associated pension curtailment loss and other costs associated with the sale, and severance charges of $1.1 million, primarily incurred in API.

Operating Income (Loss)

The increase/(decrease) in operating income is summarized as follows:

	Pharmaceuticals	API	AH	Corporate/ Unallocated	Total
2004 as reported	$ 6.5	$ 72.8	$24.8	$(41.1)	$ 63.0
Aquatic loss, primarily asset impairment	—	—	10.0	—	10.0
Research and development	(2.4)	(2.1)	3.7	(0.7)	(1.5)
Pharmaceuticals sales force expansion	(15.0)	—	—	—	(15.0)
Net margin improvement (decrease) due to volume, price, foreign exchange and expenses	34.5	(18.3)	27.8	(5.7)	38.3
2005 as reported	$ 23.6	$ 52.4	$66.3	$(47.5)	$ 94.8

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

Interest Income/(Expense), net

The Company reported net interest expense of $47.8 million the year of 2005 compared to net interest expense of $58.0 million in 2004. An analysis of the components of interest income (expense), net is, as follows:

Years Ended December 31,	2005	2004
Interest income	$ 1.4	$ 0.7
Interest expense	(47.0)	(56.0)
Amortization of debt issuance costs	(2.2)	(2.7)
	$(47.8)	$(58.0)

Loss on Extinguishment of Debt

2005 results include $8.0 million of expense, which resulted primarily from the write-off of deferred loan costs. In 2005, the Company prepaid $267.4 million of bank term debt. 2004 results include $2.8 million of expense associated with the write-off of deferred loan costs. In 2004, the Company prepaid $75.0 million of bank term debt, $32.0 million of mortgage notes payable, and $24.5 million of the 5.75% convertible Notes.

Other Income (Expense), Net

Other income/(expense), net is detailed as follows:

Years Ended December 31,	2005	2004
Other income/(expense), net:		
Foreign exchange gains (losses), net	$ 2.8	$ 1.6
Loss on sale of Wynco	—	(1.5)
Other, net	1.9	0.4
	$ 4.7	$ 0.5

Provision (Benefit) for Income Taxes

Income taxes for 2005 amounted to a benefit of $18.4 million compared to pre-tax income of $43.8 million. The net tax benefit is primarily attributable to the removal of a valuation allowance for net U.S. deferred tax assets, offset partially by tax expense of $28.6 million, resulting from repatriating cash in 2005 under the American Jobs Creation Act. The tax provision in 2004 was an expense of $49.5 million compared to pre-tax income of $2.7 million, resulting mainly from the establishment of a valuation allowance for net U.S. deferred tax assets.

Deferred tax assets are evaluated quarterly to assess the likelihood of realization which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. At December 31, 2004, the Company had recorded significant U.S. federal deferred tax assets for which it had provided a full valuation allowance given that it was not considered to be "more likely than not" that these deferred tax assets would be realized. At December 31, 2005, the Company made the decision to reverse the remaining valuation allowance because it believed that it was "more likely than not" that these assets would be realized. The Company's cash flow generated throughout 2005, including the net proceeds from the sale of the Generics Business, enabled the Company to pay off all of its domestic debt by January 23, 2006 which in turn, eliminated related interest expense, thereby increasing future profitability. In addition, it was expected that the continuing domestic business segments, which had been profitable for the past three years, would continue to be profitable.

Discontinued Operations

On December 19, 2005, the Company sold its world-wide human Generics pharmaceutical business (the "Generics Business"), excluding ParMed Pharmaceuticals Inc. ("ParMed"), its Generics pharmaceutical telemarketing distribution unit, to Actavis Group hf ("Actavis") for cash in the amount of $810 million. The net cash proceeds from this sale were used to repay all of the Company's outstanding debt, which amounted to $416.7 million at December 31, 2005. On March 31, 2006, the Company sold ParMed for cash in the amount of $40.1 million. After completing both of these sales, the Company had no debt and cash and cash equivalents at March 31, 2006, amounting to $366.4 million.

The results of operations of the Generics Business and ParMed (collectively, the "Discontinued Operations"), for the three years ended December 31, 2006, 2005, and 2004 and the financial position of the Discontinued Operations at December 31, 2006 and 2005, are summarized as follows:

Statements of Operations

Years Ended December 31,	**2006**	2005	2004
Total revenues	**$17.1**	$870.2	$ 826.1
Cost of sales	**12.0**	580.7	587.7
Gross profit	**5.1**	289.5	238.4
Operating expenses	**2.8**	244.9	524.6
Operating income	**2.3**	44.6	(286.2)
Interest expense and amortization of debt issuance cost	**—**	(0.4)	(0.3)
Other income (expense), net	**—**	2.3	30.2
Income (loss) from discontinued operations before provision for income taxes	**2.3**	46.5	(256.3)
Provision for income taxes	**0.8**	10.2	11.7
Net income (loss) from discontinued operations	**$ 1.5**	$ 36.3	$(268.0)

There were no assets and liabilities of discontinued operations at December 31, 2006 and, at December 31, 2005, the assets and liabilities of discontinued operations consisted of solely ParMed assets ($17.5 million) and liabilities ($12.1 million) held for sale at that time.

Results in 2006 include only the results of operations of ParMed for the three months ended March 31, 2006, prior to its sale on March 31, 2006.

The Discontinued Operations reported revenues of $870.2 million and $826.1 million in 2005 and 2004, respectively. Gross profit margins improved to 33.3% in 2005, from 28.9% in 2004, primarily a result of increased sales of gabapentin in the U.S. Generics business and costs reductions achieved in the Generics Business through supply chain and other process improvement initiatives. In 2005, the Discontinued Operations reported operating income of $44.6 million compared with an operating loss of $286.2 million in 2004. The 2004 operating loss was principally attributable to a $260 million goodwill impairment charge and a $15.5 million facility impairment charge recorded in the U.S. Generics business in 2004. During the fourth quarter of 2004, a number of factors emerged which impacted the estimated future cash flows of the U.S. Generics business. These factors included recent experience with new product launches for which pricing was significantly below previous expectations; reflecting increasing competition, including authorized Generics. As a result, during the fourth quarter of 2004, estimates for new product launches and the future profitability of the U.S. Generics business were adjusted downward, resulting in declines in projected cash flows and indications of an impairment of the goodwill attributable to the U.S. Generics business. Based upon preliminary Statement of Financial Accounting Standards ("SFAS") No. 142 step two valuation work performed by an independent valuation firm, the Company estimated and recorded a goodwill impairment charge of $260 million in the fourth quarter of 2004. The SFAS No. 142 step two valuation work was finalized in the first quarter of 2005, and the Company recorded an adjustment of $0.8 million in the first quarter of 2005, increasing the total U.S. Generics goodwill impairment charge to $260.8 million.

Inflation

The effect of inflation on the Company's operations during 2006, 2005 and 2004 was not significant.

Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States of America. All professional accounting standards that are effective as of December 31, 2006, have been taken into consideration in preparing the consolidated financial statements. The Company has chosen to highlight certain policies, which include estimates that it considers critical to the operations of the business and its consolidated financial statements:

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)* *(continued)*

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. The Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's Pharmaceuticals and AH businesses, sales to certain customers require that the business remit discounts to either customers or governmental authorities in the form of rebates, discounts, promotional allowances, and other managed-care allowances. In addition, sales are generally made with limited right of return under certain circumstances.

Provisions for these discounts are reflected in the Consolidated Statement of Operations as a reduction of total revenues and amounted to $47.1 million and $38.0 million for the years ended December 31, 2006 and 2005, respectively. Accruals related to these provisions are reflected on the balance sheet and classified as either a direct reduction of accounts receivable or, to the extent that amounts are due to entities other than customers, as accrued expenses. The reserve balances related to these provisions included in Accounts receivable, net amounted to $6.6 million and $7.5 million at December 31, 2006 and 2005, respectively. The amounts included in Accrued expenses amounted to $17.6 million and $13.5 million, at December 31, 2006 and 2005, respectively. The most significant of these reserves relates to Medicaid accruals that are recorded as accrued expenses and estimated based upon experience within each state and information obtained from wholesalers regarding inventory levels. In the case of Medicaid accruals and all other reserves for discounts, the Company continually monitors the adequacy of procedures used to estimate these deductions from revenue by comparison of estimated amounts to actual experience. Operating results in 2006 were favorably impacted by $0.7 million in adjustments to prior year reserve balances.

Goodwill and Intangible Assets

The values assigned to goodwill and intangibles, as well as their related useful lives, are subject to judgment and estimation by the Company. In 2002, upon adoption of SFAS No. 142, the Company ceased amortization of goodwill and periodically reviews goodwill for impairment.

Goodwill and intangibles related to acquisitions are determined based on purchase price allocations. These allocations, including an assessment of estimated useful lives, have generally been performed by qualified independent appraisers using reasonable valuation methodologies. Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed. Useful lives are determined based on the expected future period of benefit of the asset, the assessment of which considers various characteristics of the asset, including historical cash flows.

Asset Impairments

Long-lived assets, including plant and equipment, and other intangible assets are reviewed for impairment when events or circumstances indicate that a diminution in value may have occurred, based on a comparison of undiscounted future cash flows to the carrying amount of the intangible asset. If the carrying amount exceeds undiscounted future cash flows, an impairment charge is recorded based on the difference between the carrying amount of the asset and its fair value. Goodwill is reviewed periodically for impairment in accordance with SFAS No. 142.

The assessment of potential impairment for a particular asset or set of assets requires certain judgments and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset, including the estimated life of the asset and likelihood of alternative courses of action; the risk associated with those cash flows; and the Company's cost of capital or discount rate to be utilized.

Research and Development ("R&D"), Including In-Process R&D ("IPR&D")

The Company's products are subject to regulation by governmental authorities, principally the Food and Drug Administration ("FDA") in the United States and equivalent authorities in international markets. Research and development expenses are charged to the consolidated statement of operations when incurred, as the Company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs.

With respect to completed acquisitions, acquired products or projects which have achieved technical feasibility, signified by FDA or comparable regulatory body approval, are capitalized as intangible assets because it is probable that the costs will give rise to future economic benefits. Estimates of the values of these intangible assets are subject to the estimation process described in "Goodwill and Intangible Assets" above.

Acquired products or projects which have not achieved technical feasibility (i.e., regulatory approval) are charged to the statement of operations on the date of acquisition. In connection with its acquisitions, the Company generally utilizes independent appraisers in the determination of IPR&D charges. The amount of this charge is determined based on a variety of factors including the estimated future cash flows of the product or project, the likelihood of future benefit from the product or project, and the level of risk associated with future research and development activities related to the product or project.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventories determined to be damaged, obsolete, or otherwise unsaleable are written down to net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained or the inventory's cost will not be recoverable based on other factors.

Employee Benefit Plans

The Company provides a range of benefits to employees and retired employees, including pension, post-retirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates, and health care cost and trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates, changes in historical experience, and trends when it is deemed appropriate to do so. Gains and losses arising from changes in assumptions are amortized over future periods. The Company believes that the assumptions utilized for recording its obligations under its plans are reasonable based on input from actuaries. In determining pension costs for its U.S. defined benefit pension plan, the Company used a discount rate of 5.75% in 2006, 6.00% in 2005 and 6.25% in 2004; an assumed return on plan assets of 8.00% in both 2006 and 2005 and 8.75% in 2004. The Company

management's discussion and analysis of financial conditions and results of operations *(In millions, except per share data)*

used an assumed rate of compensation increases of 4.5% for both 2006 and 2005 and 4.25% in 2004. The changes in these plan assumptions did not have a significant impact on net earnings for the years involved.

The Company has two primary defined pension plans, one in the U.S. and one in Norway. Effective December 31, 2006, the Company froze these two pension plans; replacing both with enhanced defined contribution plans. In connection with the freezing of these plans, the Company recorded a net pre-tax curtailment and settlement gain, net of special termination benefits, of $7.5 million in 2006.

Litigation and Contingencies

The Company is subject to litigation in the ordinary course of business, and also to certain other contingencies (see Item 3 of this Form 10-K and Note 15 to the Financial Statements). The Company records legal fees and other expenses related to litigation and contingencies as incurred. Additionally, the Company assesses, in consultation with its counsel, the need to record liability for litigation and contingencies on a case by case basis. Reserves are recorded when the Company, in consultation with counsel, determines that a loss related to a matter is both probable and reasonably estimable.

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded.

Deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. At December 31, 2004, the Company had recorded significant U.S. federal deferred tax assets for which it had provided a full valuation allowance given that it was not considered to be "more likely than not" that these deferred tax assets would be realized. At December 31, 2005, the Company made the decision to reverse the remaining valuation allowance because it believed that it was "more likely than not" that these assets would be realized. The Company's cash flow generated throughout 2005, including the net proceeds from the sale of the Generics Business, enabled the Company to pay off all of its domestic debt by January 23, 2006 which in turn, eliminated related interest expense, thereby increasing future profitability. In addition, it is expected that the continuing domestic business segments, which have been profitable, will continue to be profitable.

Liquidity and Capital Resources

At December 31, 2006, the Company had $113.2 million in cash and cash equivalents no debt outstanding. Interest income earned on investments was $19.3 million for the twelve months of 2006 and is included in Interest income (expense), net in the Consolidated Statements of Operations.

Cash flow provided by operating activities for the year ended December 31, 2006 was $42.9 million compared to $247.3 million provided from operations in 2005. During 2006, the Company paid cash taxes of $64.4 million, including approximately $30 million in connection with the Company's Generics business, and additional cash payments of approximately $25 million related to the settlement of accrued expenses associated with the Generics Business disposition. Cash provided by operating activities in 2005 includes the cash flows of the divested Generics Business.

Cash provided by investing activities for 2006 included the proceeds from the sale of ParMed of $40.1 million and, in 2005, the net proceeds from the sale of the Generics Business of $804.4 million. Capital expenditures amounted to $36.2 million in 2006, $38.9 million in 2005 and $49.3 million in 2004. Cash from investing activities includes cash flows of discontinued operations.

The cash used in financing activities for the year ended December 31, 2006 amounted to $732.8 million compared with $302.6 million in 2005. The use of funds in 2006 included $436.3 million related to the repayment of debt, including a call premium of $18.9 million. Also included in the use of funds in 2006 was the repurchase of all the Class B shares for $307.4 million. Financing activities in 2005 included $311.8 million of debt repayments.

Working capital, including cash and cash equivalents, at December 31, 2006, was $198.0 million compared to working capital of $371.8 million at December 31, 2005. Working capital is defined as current assets less current liabilities. Working capital at December 31, 2005 included the benefit of the cash proceeds from the sale of the Generics Business which was partially offset by the anticipated payment of all outstanding debt, which was classified as current liabilities at December 31, 2005. The decline in working capital from December 31, 2005 to 2006 is principally attributable to the fourth quarter 2006 Class B share repurchase for $307.4 million including related fees. Trade working capital (accounts receivable and inventories, less accounts payable and accrued expenses) was higher at December 31, 2006 than 2005 because of increased receivables and inventory related to business growth and the settlement of December 31, 2005 tax and other liabilities related to the sale of the Generics Business.

Stockholders' Equity at December 31, 2006 was $724.0 million compared to $918.1 million at December 31, 2005. The decrease in Stockholders' Equity in 2006 resulted primarily from the repurchase of B shares as treasury stock at a cost of $307.4 million partially offset by this year's net earnings, including the gain on the sale of ParMed. At December 31, 2006, due primarily to the cumulative weakening of the U.S. dollar against many other currencies, the Company reported Accumulated Other Comprehensive Income of $58.2 million compared to $47.9 million at December 31, 2005.

Contractual Obligations

At December 31, 2006, the Company's contractual cash obligations (in millions) can be summarized as follows:

Contractual Cash Commitments	Total	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years
Operating leases	$ 23.1	$ 4.0	$ 5.1	$ 4.2	$9.8
Purchase obligations	170.0	80.6	59.2	30.2	—
Total contractual cash commitments	$193.1	$84.6	$64.3	$34.4	$9.8

Under the terms of certain business and product acquisition agreements, the Company may be required to make additional payments in future years upon the occurrence of specified events. Additionally, the Company has a number of conditional supply agreements which obligate the Company to purchase products or services from vendors based on Company forecasts which are updated on a regular basis and at prices subject to negotiation and change. Certain of the supply agreements may require minimum payments under certain circumstances if minimum quantities are not purchased. See Note 15 to the financial statements for additional information.

quantitative and qualitative disclosures about market risks

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company's risk management practice includes the selective use, on a limited basis, of forward foreign currency exchange contracts. Such instruments are used for purposes other than trading.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate movements create fluctuations in U.S. Dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. The Company has not used foreign currency derivative instruments to manage translation fluctuations. The Company and its respective subsidiaries primarily use forward foreign exchange contracts to hedge certain cash flows denominated in currencies other than the subsidiary's functional currency. Such cash flows are normally represented by actual receivables and payables and anticipated receivables and payables for which there is a firm commitment.

At December 31, 2006, the Company had forward foreign exchange contracts mainly denominated in Euros, Danish Krones, Hungarian Forints and U.S. Dollars with a notional amount of $74.9 million. The fair market value of such contracts has been recognized in the financial statements and is not material. All contracts expire in the first quarter of 2007. The cash flows expected from the contracts will generally offset the cash flows of related non-functional currency transactions. The change in value of the foreign currency forward contracts resulting from a 10% movement in foreign currency exchange rates would be less than $10 million and generally would be offset by the change in value of the hedged receivable or payable. Such contracts are not designated hedges for accounting purposes.

Interest Rate Risk

Alpharma's interest rate risk relates primarily to the asset-based $75 million Senior Secured Credit Facility, which has variable interest rates which reset on a periodic basis. At December 31, 2006, there were no amounts outstanding under the Senior Secured Credit Facility.

consolidated balance sheets *(In thousands, except per share data)*

	December 31,	
	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ 113,163**	$ 800,010
Accounts receivable, net	**107,847**	90,898
Inventories	**106,958**	92,741
Prepaid expenses and other current assets	**25,573**	41,575
Assets of discontinued operations	**—**	11,823
Total current assets	**353,541**	1,037,047
Property, plant & equipment, net	**233,447**	215,174
Goodwill	**117,655**	116,747
Intangible assets, net	**160,922**	176,083
Other assets and deferred charges	**61,674**	72,609
Assets of discontinued operations	**—**	5,723
Total assets	**$ 927,239**	$1,623,383
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ —**	$ 35,713
Current portion of long-term debt	**—**	380,956
Accounts payable	**50,180**	35,360
Accrued expenses	**96,303**	140,381
Accrued and deferred income taxes	**9,090**	61,251
Liabilities of discontinued operations	**—**	11,596
Total current liabilities	**155,573**	665,257
Long-term debt		
Deferred income taxes	**27,885**	18,468
Other non-current liabilities	**19,782**	21,123
Liabilities of discontinued operations	**—**	457
Total non-current liabilities	**47,667**	40,048
Commitments and contingencies (see Note 15)		
Stockholders' equity:		
Class A common stock, $.20 par value (authorized 75,000,000; issued 43,427,596 and 43,098,938 outstanding)	**8,685**	8,507
Class B common stock, $.20 par value (authorized 15,000,000; issued 11,872,897)	**2,375**	2,375
Preferred Stock, $1 par value (authorized 500,000)	**—**	—
Additional paid in capital	**1,117,717**	1,095,520
Unearned compensation	**—**	(5,395)
Accumulated deficit	**(147,977)**	(223,137)
Accumulated other comprehensive income	**58,240**	47,852
Treasury stock, at cost	**(315,041)**	(7,644)
Total stockholders' equity	**723,999**	918,078
Total liabilities and stockholders' equity	**$ 927,239**	$1,623,383

See Notes to Consolidated Financial Statements.

consolidated statements of operations *(In thousands, except per share data)*

	Years Ended December 31,		
	2006	2005	2004
Total revenues	**$653,828**	$553,617	$ 513,329
Cost of sales	**271,988**	217,363	218,712
Gross profit	**381,840**	336,254	294,617
Selling, general and administrative expenses	**250,069**	213,323	195,054
Research and development	**44,430**	26,936	25,431
Asset impairments and other (income) expense	**(8,259)**	1,184	11,110
Operating income	**95,600**	94,811	63,022
Interest income (expense), net	**16,453**	(47,750)	(57,982)
(Loss) on extinguishment of debt	**(19,415)**	(7,989)	(2,795)
Other income (expense), net	**(129)**	4,706	458
Income (loss) from continuing operations before provision for income taxes	**92,509**	43,778	2,703
Provision (benefit) for income taxes	**32,517**	(18,398)	49,466
Income (loss) from continuing operations	**59,992**	62,176	(46,763)
Discontinued operations, net of taxes: (Note 3)			
Income (loss) from discontinued operations	**1,531**	36,334	(267,974)
Gain from disposals	**21,021**	35,259	—
Income (loss) from discontinued operations	**22,552**	71,593	(267,974)
Net income (loss)	**$ 82,544**	$133,769	$(314,737)
Earnings (loss) per common share:			
Basic			
Income (loss) from continuing operations	**$ 1.12**	$ 1.18	$ (0.90)
Income (loss) from discontinued operations	**$ 0.42**	$ 1.37	$ (5.15)
Net income (loss)	**$ 1.54**	$ 2.55	$ (6.05)
Diluted			
Income (loss) from continuing operations	**$ 1.11**	$ 1.17	$ (0.90)
Income (loss) from discontinued operations	**$ 0.41**	$ 1.35	$ (5.15)
Net income (loss)	**$ 1.52**	$ 2.52	$ (6.05)

See Notes to Consolidated Financial Statements.

consolidated statements of stockholders' equity *(In thousands)*

	Common Stock	Additional Paid-In Capital
Balance, December 31, 2003	**$10,467**	**$1,059,104**
Comprehensive income:		
Net loss—2004		
Currency translation adjustment		
Minimum pension liability, net		
Unrealized gains on derivative contracts, net		
Total comprehensive net income		
Dividends declared ($.18 per common share)		
Award of, and changes in, restricted stock	78	7,765
Amortization of restricted shares		
Exercise of stock options (Class A) and other	28	2,585
Employee stock purchase plan	58	4,467
Balance, December 31, 2004	**$10,631**	**$1,073,921**
Comprehensive income:		
Net income—2005		
Currency translation adjustment		
Recognition of currency translation on sale of Generics business		
Minimum pension liability, net		
Total comprehensive net income		
Dividends declared ($.18 per common share)		
Award of, and changes in, restricted stock	79	4,793
Amortization of restricted shares		
Modification of restricted stock		2,349
Modification of stock options		3,271
Tax benefit realized from stock option plan		1,818
Exercise of stock options (Class A)	120	4,997
Employee stock purchase plan	52	4,371
Balance, December 31, 2005	**$10,882**	**$1,095,520**
Comprehensive income:		
Net income —2006		
Currency translation adjustment		
Minimum pension liability, net		
Unrecognized loss on pensions (SFAS 158), net		
Total comprehensive net income		
Dividends declared ($.14 per common share)		
Stock option expense		2,383
Award of, and changes in, restricted stock, including amortization	(36)	2,461
Modification of restricted stock		193
Modification of stock options		288
Tax benefit realized from stock option plan		3,757
Elimination of minimum pension liability, net (SFAS 158)		
Exercise of stock options (Class A)	197	16,408
Employee stock purchase plan	17	2,102
Reclass for change in accounting presentation		(5,395)
Repurchase of B shares	—	—
Balance, December 31, 2006	**$11,060**	**$1,117,717**

See Notes to Consolidated Financial Statements.

Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
$(2,667)	**$ 94,531**	**$ (23,284)**	**$ (7,415)**	**$1,130,736**
		(314,737)		(314,737)
	64,834			64,834
	283			283
	1,954			1,954
				(247,666)
		(9,404)		(9,404)
(7,843)				—
3,067				3,067
			(229)	2,384
—	—	—	—	4,525
$(7,443)	**$161,602**	**$(347,425)**	**$ (7,644)**	**$ 883,642**
		133,769		133,769
	(60,553)			(60,553)
	(48,958)			(48,958)
	(4,239)			(4,239)
				20,019
		(9,481)		(9,481)
(4,872)				—
4,320				4,320
2,600				4,949
				3,271
				1,818
				5,117
—	—	—	—	4,423
$(5,395)	**$ 47,852**	**$(223,137)**	**$ (7,644)**	**$ 918,078**
		82,544		82,544
	8,714			8,714
	292			292
	(2,565)			(2,565)
				88,985
		(7,384)		(7,384)
				2,383
				2,425
				193
				288
				3,757
	3,947			3,947
				16,605
				2,119
5,395				—
—	—	—	(307,397)	(307,397)
$ —	**$ 58,240**	**$(147,977)**	**$(315,041)**	**$ 723,999**

consolidated statements of cash flows *(In thousands)*

	Years Ended December 31,		
	2006	2005	2004
Operating activities:			
Net income (loss)	**$ 82,544**	$ 133,769	$(314,737)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**45,750**	91,194	96,403
Interest accretion on convertible debt	**754**	7,055	6,572
Amortization of loan costs	**250**	2,168	2,736
Amortization of restricted stock and stock options	**4,844**	4,320	3,067
Loss on extinguishment of debt	**19,415**	7,989	2,795
Net gain on pension curtailment	**(7,542)**	—	—
Gain on disposal of discontinued operations	**(21,021)**	(35,259)	—
Deferred income taxes	**28,922**	(38,070)	31,144
Other non-cash items	**339**	3,447	302,141
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	**(13,265)**	9,210	25,908
(Increase) decrease in inventory	**(10,804)**	71,793	(529)
Decrease (increase) in prepaid expenses and other current assets	**16,024**	(15,689)	11,584
(Decrease) in accounts payable and accrued expenses	**(36,158)**	(28,432)	(5,259)
(Decrease) increase in taxes payable	**(57,439)**	32,128	8,319
Other, net	**(9,680)**	1,658	16,018
Net cash provided by operating activities	**42,933**	247,281	186,162
Investing activities:			
Capital expenditures	**(36,171)**	(38,939)	(49,306)
Purchase of intangibles	**(2,880)**	(5,159)	(1,787)
Proceeds from sale of property	**1,100**	—	—
Purchase of businesses	**(1,089)**	—	(12,857)
Proceeds from sales of businesses	**40,100**	804,421	21,400
Net cash provided (used) in investing activities	**1,060**	760,323	(42,550)
Financing activities:			
Net advances (payments) under lines of credit	**(35,715)**	19,636	6,578
Purchase of Class B shares	**(307,397)**	—	—
Payment of call premium	**(18,894)**	—	—
Proceeds of senior long-term debt	**—**	—	25,000
Payment of senior long-term debt	**(381,702)**	(311,836)	(154,264)
(Decrease)/increase in book overdraft	**(1,691)**	(12,318)	19,992
Dividends paid	**(9,840)**	(9,481)	(9,404)
Proceeds from issuance of common stock	**18,724**	9,540	6,909
Tax benefits realized from stock option plans	**3,757**	1,818	—
Net cash used in financing activities	**(732,758)**	(302,641)	(105,189)
Net cash flows from exchange rate changes	**1,730**	(9,977)	8,166
Increase (decrease) in cash and cash equivalents	**(687,035)**	694,986	46,589
Cash and cash equivalents at beginning of year	**800,198**	105,212	58,623
Cash and cash equivalents at end of year	**$ 113,163**	$ 800,198*	$ 105,212

**Includes cash of $188 included within Assets of discontinued operations.*

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements *(In thousands, except share data)*

1. The Company

Alpharma Inc. and Subsidiaries, (the "Company") is a global specialty pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals.

In 1994, the Company acquired the pharmaceutical, animal health, bulk antibiotic and aquatic animal health business ("Alpharma Oslo") of A. L. Industrier ASA ("A.L. Industrier"). Until December 28, 2006, A.L. Industrier ASA ("Industrier" or "ALI") beneficially owned all of the outstanding shares of the Company's Class B common stock, or approximately 22% of the Company's total common stock. Through its ownership of the Class B common stock, ALI had voting power that provided it with effective control of the Company. On December 28, 2006, the Company purchased 100% of the outstanding shares of the Company's Class B common stock from Industrier. Including related fees, the cost of the repurchasing the B shares was $307,397. Following the Class B share repurchase, control of the Company rests in the holders of the Class A shares acting by the majority applicable under Delaware law and Company's charter documents. See Note 17.

The Company's businesses are organized in three reportable segments, as follows:

Pharmaceuticals (formerly "Branded Pharmaceuticals")
Active Pharmaceutical Ingredients ("API")
Animal Health ("AH")

Pharmaceuticals markets one branded pharmaceutical prescription product that is contract manufactured by a third-party, a pain medication sold under the trademark KADIAN®.

API develops, manufactures and markets a range of antibiotic fermentation based, and a chemically synthesized steroid, active pharmaceutical ingredients that are used, primarily by third parties, in the manufacture of finished dose pharmaceutical products.

AH develops, registers, manufactures and markets medicated feed additives ("MFAs") and water soluble vitamins type substances for food producing animals; which include poultry, cattle and swine. In 2004, AH divested its Aquatic Animal Health business.

2. Summary of Significant Accounting Policies and Other Matters

Basis of Presentation:
The Consolidated Balance Sheets and Consolidated Statements of Operations have been presented for all periods to classify as Discontinued Operations, the Company's world-wide human Generics pharmaceutical business (the "Generics Business," which was sold on December 19, 2005), and ParMed Pharmaceuticals, Inc. ("ParMed," which the Company sold on March 31, 2006). See Note 3. Consistent with Statement of Financial Accounting Standards ("SFAS") No. 95, "Statement of Cash Flows," the Consolidated Statements of Cash Flows have not been reclassified for activities of the discontinued operations.

Principles of Consolidation:
The Consolidated Financial Statements include the accounts of the Company and its domestic and international subsidiaries. The effects of all significant intercompany transactions have been eliminated. Certain amounts have been reclassified to conform with the current year presentation.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

notes to consolidated financial statements *(In thousands, except share data)*

Cash Equivalents:
Cash equivalents include all highly liquid investments that have an original maturity of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts:
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance is based on historical write-off experience, current economic conditions and a review of individual accounts. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. A specific reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. There is no off-balance-sheet credit exposure related to the Company's customers.

Inventories:
Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventory determined to be damaged, obsolete, or otherwise unsaleable is written down to its net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval. The Company reviews these inventories on a case-by-case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained or the cost of the inventory will not be recoverable based on other factors.

Property, Plant and Equipment:
Property, plant and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the assets. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Interest is capitalized as part of the acquisition cost of major construction and software development projects. No interest was capitalized in 2006 because the Company was in a debt free position. In 2005 and 2004; $610, and $405 of interest costs were capitalized, respectively.

Depreciation is computed by the straight-line method over the estimated useful lives which are generally as follows:

Buildings	30–40 years
Building improvements	10–30 years
Machinery and equipment	2–20 years

Goodwill and Intangible Assets:
The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" for all goodwill and intangibles acquired in business combinations. Under SFAS No. 142, all goodwill and certain intangible assets determined to have indefinite lives are not amortized; but, are tested for impairment at least annually. Intangible assets with finite useful lives, such as patents and trademarks, are amortized over their useful lives, generally 5-20 years, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note 9 for additional detail relating to the Company's goodwill and other intangible assets.

Foreign Currency Translation and Transactions:
The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at rates in effect at the balance sheet date. Results of operations are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. The foreign currency translation adjustment representing the tax effects associated with long-term intercompany advances to foreign subsidiaries is zero, because in 2006 there was no such long-term intercompany debt. The foreign currency translation adjustment for 2005 and 2004 was $275 and $(76), respectively, representing the tax effects associated with long-term intercompany advances to foreign subsidiaries and other liabilities.

Derivative Instruments:
The Company uses derivative instruments on a limited basis, principally to manage its exposures to changes in foreign currency exchange rates and interest rates. The Company carries its derivative instruments at their fair value on the balance sheet, recognizing changes in the fair value of forward foreign exchange contracts in current period earnings.

The Company selectively enters into forward foreign exchange contracts to buy and sell certain cash flows in non-functional currencies and hedge certain firm commitments due in foreign currencies. Forward foreign exchange contracts, other than hedges of firm commitments, are accounted for as foreign currency transactions and gains or losses are included in income.

Revenue Recognition:
Revenues are recognized when title to products and risk of loss are transferred to customers. The Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

Stock-Based Compensation:
The Company adopted SFAS No. 123R, "Share-Based Payments," effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in net earnings. Stock-based compensation consists primarily of incentive stock options and restricted stock.

Stock options are granted to employees at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, stock options granted to employees fully vest four years from the grant date and have a term of 10 years. The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period.

Prior to January 1, 2006, the Company accounted for stock options under the intrinsic value method described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company, applying the intrinsic value method, did not record stock-based compensation cost in net income because the exercise price of its stock options equaled the market price of the underlying stock on the date of grant. The Company elected to utilize the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, will be recognized in net earnings in the periods after the date of adoption. The Company recognized stock-based compensation expense for stock options for the year ended December 31, 2006 in the amount of $2,383. The Company also recorded tax related benefits for the year ended December 31, 2006 in the amount of $834.

SFAS 123R requires the Company to present pro forma information for periods prior to adoption, as if it had accounted for all stock-based compensation under the fair value method of that Statement. For purposes of pro forma disclosure, the estimated fair value of stock

notes to consolidated financial statements *(In thousands, except share data)*

options at the date of grant is amortized to expense over the requisite service period, which generally equals the vesting period. The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to its stock-based compensation for the periods indicated:

Years Ended December 31,	2005	2004
Net income (loss), as reported	$133,769	$(314,737)
Add: Stock-based employee compensation expense included in reported net income, net of related tax	4,320	3,067
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	8,743	8,206
Pro forma net income (loss)	$129,346	$(319,876)
Earnings (loss) per share:		
Basic—as reported	$ 2.55	$ (6.05)
Basic—pro forma	$ 2.46	$ (6.14)
Diluted—as reported	$ 2.52	$ (6.05)
Diluted—pro forma	$ 2.44	$ (6.14)

The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option-pricing model, with the following assumptions:

	2006	2005	2004
Expected life (years)	**3.16**	3.60	4.00
Expected future dividend yield (average)	**0.65%**	1.42%	0.87%
Expected volatility	**0.60**	0.56	0.58

The risk-free interest rates for 2006, 2005 and 2004 were based upon U.S. Treasury instrument rates with maturity approximating the expected term. The weighted-average interest rate in 2006, 2005 and 2004 amounted to 4.7%, 3.8% and 3.2%, respectively. The weighted-average fair value of options granted during the years ended December 31, 2006, 2005, and 2004 with exercise prices equal to fair market value on the date of grant was $13.81, $6.33 and $9.31, respectively.

Income Taxes:

The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes. Deferred taxes are calculated using the liability method as required by SFAS No. 109 "Accounting for Income Taxes." A valuation allowance is established, as needed, to reduce the carrying value of net deferred tax assets, if realization of such assets is not considered to be "more likely than not."

See Note 12 for additional disclosures regarding adjustment to deferred tax asset valuation reserves and the tax impact of distributions made under the provisions of the American Jobs Creation Act.

Comprehensive Income (Loss):

SFAS No. 130, "Reporting Comprehensive Income" requires foreign currency translation adjustments and certain other items, which were reported separately in stockholders' equity, to be included in Accumulated Other Comprehensive Income (Loss). Included within Accumulated Other Comprehensive Income (Loss) in 2006, are foreign currency translation adjustments and previously unrecognized actuarial gains and losses as a result of implementing SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" (see Note 13 to the consolidated financial statements). Total comprehensive income (loss) for the years ended 2006, 2005, and 2004 is included in the Statement of Stockholders' Equity.

The components of accumulated other comprehensive income (loss) include:

December 31,	**2006**	2005
Cumulative translation adjustment	**$60,805**	$52,091
Minimum pension liability, net	**—**	(4,239)
Prior service credit not yet recognized in cost	**159**	
Actuarial loss not yet recognized in cost, net	**(2,724)**	—
	$58,240	$47,852

Segment Information:
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires segment information to be prepared using the "management" approach. The management approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. See Note 21 for further details.

Shipping Costs:
The Company accounts for shipping costs in selling, general and administrative expenses for purposes of classification within the Consolidated Statement of Operations. These costs for continuing operations were approximately $15,000, $13,000, and $10,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Software and Development Costs:
In 2006, 2005, and 2004, the Company capitalized purchased software from third-party vendors and software development costs incurred under the provisions of SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Capitalized costs include only (1) external direct costs of materials and services incurred in developing or obtaining internal use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the internal-use software project, and (3) interest costs incurred, while developing internal-use software. Amortization begins as portions of the projects are completed, ready for their intended purpose and placed in service.

Research and development costs, business process re-engineering costs, training and computer software maintenance costs are expensed as incurred. Software development costs are being amortized using the straight-line method over the expected life of the projects which are estimated to be five to seven years, depending on when placed in service.

Capitalized software costs related to the Company's Enterprise Resource Planning System, net of amortization, through December 31, 2006 and 2005 amounted to approximately $7,404 and $9,105, respectively, and are included in other assets. All significant software modules were completed and ready for their intended purpose during 2003.

Recent Accounting Pronouncements:
In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS 109, "Accounting for Income Taxes." FIN 48 clarifies the accounting for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before it is recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. For the Company, FIN 48 will be adopted as of January 1, 2007, as required. The Company is currently studying the impact of this interpretation.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" which requires employers to recognize on their balance sheet, as of December 31, 2006, the funded status of their pension and postretirement benefit plans. At December 31, 2006, the U.S. pension plans were unfunded by $4,728 of which approximately $4,615 was included in noncurrent liabilities, $150 in accrued benefit cost and $37 in prepaid benefit cost. The domestic Postretirement Benefits plan was unfunded by $6,965 of which approximately $6,651 was included in noncurrent liabilities and $314 in current liabilities. In addition $3,940 was recognized in Stockholders Equity's Accumulated Other Comprehensive Income, ($2,561 net of tax), representing actuarial losses and unamortized prior service credits. The international defined benefit pension plans were unfunded by $6,398 which was included in noncurrent liabilities.

notes to consolidated financial statements *(In thousands, except share data)*

3. Discontinued Operations & Other Activities

Sale of the Generics Business

On December 19, 2005, the Company sold its worldwide human Generics pharmaceutical business (the "Generics Business") to Actavis Group hf ("Actavis") for cash in the amount of $810,000. The Company recognized a net after-tax gain of $35,259 in 2005.

Sale of the ParMed Business

On March 31, 2006, the Company completed the sale of its Generics pharmaceutical telemarketing distribution business, ParMed Pharmaceuticals Inc. ("ParMed"), for $40,100 in cash. The net after-tax gain on the sale, $19,249, is reported in 2006 results from discontinued operations in the Consolidated Statement of Operations, along with certain adjustments related to the disposal of the Generics Business.

The results of operations of the Generics Business and ParMed (collectively, the "Discontinued Operations"), for the three years ended December 31, 2006, and the financial position of the Discontinued Operations at December 31, 2006 and 2005, are as follows:

Statements of Operations

Years Ended December 31,	**2006**	2005	2004
Total revenues	**$17,142**	$870,178	$ 826,151
Cost of sales	**12,030**	580,683	587,730
Gross profit	**5,112**	289,495	238,421
Operating expenses	**2,756**	244,853	524,572
Operating income	**2,356**	44,642	(286,151)
Interest expense and amortization of debt issuance cost	—	(423)	(299)
Other income (expense), net	—	2,309	30,149
Income (loss) from discontinued operations before provision for income taxes	**2,356**	46,528	(256,301)
Provision for income taxes	**825**	10,194	11,673
Net income (loss) from discontinued operations	**$ 1,531**	$ 36,334	$ (267,974)

There were no assets and liabilities of discontinued operations at December 31, 2006. The assets and liabilities of discontinued operations at December 31, 2005, consisting of ParMed assets and liabilities held for sale are, as follows:

Balance Sheet

December 31,	2005
Assets of Discontinued Operations	
Cash	$ 188
Accounts receivable, net	6,797
Inventories	4,727
Other current assets	111
Total current assets	11,823
Property, plant & equipment, net	2,365
Goodwill, net	3,358
Intangible assets, net	—
Other non-current assets	—
Total assets	$17,546
Liabilities of Discontinued Operations	
Account payable	$ 5,819
Accrued expenses	1,202
Accrued other and deferred income tax	4,575
Total current liabilities	11,596
Deferred income taxes	457
Other non-current liabilities	—
Total liabilities	$12,053

Other Activities

Acquisition and Disposal

Wynco LLC On January 7, 2004, the Company purchased the outstanding 50% interest in its joint venture, Wynco, LLC ("Wynco"), an Animal Health distribution company. The purchase price was $4,331, approximately $900 of which is payable over three years, beginning on December 31, 2004. In connection with the acquisition, the Company assumed debt of approximately $6,677. The investment was previously recorded in accordance with the equity method, with the original 50% interest included in the Company's Consolidated Statement of

Operations. As of the date of purchase, the Company consolidated the results of Wynco in the Consolidated Statement of Operations and included all related assets and liabilities in the Consolidated Balance Sheet. Wynco's first quarter 2004 revenues and operating losses were $19,169 and ($111), respectively. The Company considered this an immaterial acquisition.

On March 30, 2004, the Company sold its 100% interest in this distribution company for $17,000. In connection with the sale, the Company recognized a charge within other income (expense) of $1,090 related to an intangible asset previously held. Excluding this charge, the Company has recognized a loss on the sale of $433. As part of the transaction, the Company entered into an Agency and Distribution Agreement and Logistics Services Agreement with the buyer. The operations of Wynco are not classified as Discontinued Operations, as the Company and Wynco had significant continuing involvement.

Disposal-Aquatic Animal Health Group

In July 2004, the Company completed the sale of its Aquatic Animal Health Group ("Aquatic"). This business was included in the Animal Health segment and manufactures and markets vaccines primarily for use in immunizing farmed fish (principally salmon) worldwide.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," at June 30, 2004 an impairment loss of $9,474 was recognized in results of operations. In July 2004, the sale was consummated. Through December 31, 2004, proceeds of approximately $4,400 were received and a net loss of $7,314 was recognized.

The loss did not include a potential "earn out" which was contingently payable over three years through 2007, dependent on Aquatic's future profitability. In the fourth quarter of 2006, the Company received $1,922 under the terms of the earn-out provision, and concurrently terminated the agreement.

The operations of Aquatic were not classified as discontinued operations since the Company and Aquatic had significant continuing involvement. The 2004 loss on the sale of Aquatics and the 2006 proceeds from the related earn-out are reported in "Asset Impairments and Other" in the Consolidated Statement of Operations.

The results of Aquatic operations included in the Animal Health segment for the years ended December 31, 2004 included revenues of $7,044 and an Operating Loss, including impairments of $10,330.

4. Reorganization, Refocus and Other Actions

During the last three years, the Company incurred severance related to actions in connection with management's reorganization and refocus to improve future operations. These charges are classified as Asset impairments and other within the Consolidated Statements of Operations. The Company has only included severance related to specific programs. Other severance charges not related to specific programs are not segregated from normal operations. A summary of severance charges recorded, by segment, for the last three years, is as follows:

	2006	2005	2004
Severance charges:			
API	**$—**	$ 310	$ 823
AH	**58**	84	300
Corporate	**—**	790	—
	$58	$1,184	$1,123

A summary of liabilities for severance related actions in connection with management's reorganization and refocus is, as follows; as well as a summary of other liabilities recorded by the AH segment, which were established for 2002 closure and exit costs, and 2006 and 2005 related activity:

	Severance		Other Closure and Exit Costs	
	2006	2005	**2006**	2005
Balance, January 1,	**$1,277**	$1,666	**$ 5,410**	$ 6,449
Charges, net	**58**	453	**(245)**	304
	1,335	2,119	**5,165**	6,753
Payments	**(809)**	(675)	**(1,202)**	(1,306)
Translation adjustments	**42**	(167)	**11**	(37)
Balance December 31,	**$ 568**	$1,277	**$ 3,974**	$ 5,410

The liabilities for severance are included in accrued expenses.

The remaining balances for other closure and exit costs as of December 31, 2006 are included in accrued expenses and primarily relate to contractually required demolition costs, payments related to a discontinued product, lease obligations and other contractually committed costs associated with facility closures announced in 2002. The Company expects to settle these liabilities in the near future.

5. Earnings Per Share (Shares in Thousands)

A reconciliation of weighted-average shares outstanding for basic to diluted shares outstanding used in the calculation of EPS is, as follows:

For the Years Ended December 31,	**2006**	2005	2004
Average shares outstanding—basic	**53,769**	52,526	52,060
Stock options	**452**	455	—
Average shares outstanding—diluted	**54,221**	52,981	52,060

The amount of dilution attributable to stock options, determined by the treasury stock method, depends on the average market price of the Company's common stock for each period. For the years ended December 31, 2006, 2005 and 2004, stock options to purchase 641, 1,355 and 1,860 shares, respectively, were not included in the diluted EPS calculation because the option price was greater than the average market price of the Class A common shares. Stock options had an anti-dilutive effect in 2004 and therefore stock options to purchase approximately 1,597 shares were not included in the diluted EPS calculation.

The numerator for the calculation of basic EPS is Net income (loss) for all periods. The numerator for the calculation of diluted EPS is Net income (loss) plus an add back for interest expense and debt cost amortization, net of income tax effects, related to the convertible notes when applicable. The effects of the 5.75% Convertible Subordinated Notes due 2005 (the "05 Notes") were not included in the calculation of diluted EPS for the years ended December 31, 2005 or 2004 because the result was anti-dilutive. On April 1, 2005, the Company repaid the 05 Notes ($9,752 as of March 31, 2005). In addition, the effects of the 3% Convertible Senior Subordinated Notes due 2006 (the "06 Notes") were not included in the calculation of the diluted EPS for the years ended December 31, 2005 and 2004 because the result was anti-dilutive. On January 23, 2006, the Company paid off the balance due on the 06 Notes.

6. Accounts Receivable, Net

Accounts receivable, net consist of the following:

December 31,	**2006**	2005
Accounts receivable, trade	**$ 97,037**	$82,475
Other	**11,588**	9,188
	108,625	91,663
Less, allowance for doubtful accounts	**778**	765
	$107,847	$90,898

The allowance for doubtful accounts for the three years ended December 31, 2006 consists of the following:

	2006	2005	2004
Balance at January 1,	**$765**	$1,156	$1,642
Provision for doubtful accounts	**86**	358	(267)
Reduction for accounts written off	**1**	(550)	(261)
Translation and other	**(74)**	(199)	42
Balance at December 31,	**$778**	$ 765	$1,156

7. Inventories

Inventories consist of the following:

December 31,	**2006**	2005
Finished product	**$ 53,283**	$49,857
Work-in-progress	**37,847**	28,061
Raw materials	**15,828**	14,823
Total	**$106,958**	$92,741

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

December 31,	**2006**	2005
Land	**$ 5,562**	$ 6,096
Buildings and building improvements	**101,558**	93,573
Machinery and equipment	**323,682**	293,883
Construction in-progress	**17,866**	6,271
	448,668	399,823
Less, accumulated depreciation	**215,221**	184,649
	$233,447	$215,174

In connection with the Company's closing of plant facilities, the assets representing the fair value of Animal Health's Lowell facility, $3,500 as of December 31, 2006, are being held for sale, and are included in property, plant and equipment.

Construction in-progress primarily includes outlays for equipment and building improvements for the Company's API and Pharmaceuticals businesses. These projects are expected to be completed by the end of 2007.

9. Goodwill and Intangible Assets

Intangible assets consist principally of products rights, including regulatory and/or marketing approvals by relevant government authorities. Annual intangible asset amortization expense for the years 2007 through 2011 is currently estimated to be approximately $18,900, $18,500, $18,600, $18,500 and $17,800, respectively.

Intangible assets and accumulated amortization are summarized, as follows:

Balance, December 31, 2004	$195,181
Additions	3,297
Amortization	(19,693)
Write-off of intangibles on sales and impairments	(600)
Translation adjustment	(2,102)
Balance, December 31, 2005	176,083
Additions	2,880
Amortization	(18,983)
Write-off of intangibles on sales and impairments	(367)
Translation adjustment	1,309
Balance, December 31, 2006	**$160,922**
Accumulated amortization, December 31, 2005	$133,623
Accumulated amortization, December 31, 2006	**$152,606**

notes to consolidated financial statements *(In thousands, except share data)*

The changes in the carrying amount of goodwill attributable to the Company's reportable segments for the years ended December 31, 2006 and 2005, are as follows:

	Pharmaceuticals	API	Total
Balance			
December 31, 2004	$113,973	$3,196	$117,169
Translation adjustment	—	(422)	(422)
Balance			
December 31, 2005	113,973	2,774	116,747
Additions	—	537	537
Translation adjustment	—	371	371
Balance			
December 31, 2006	**$113,973**	**$3,682**	**$117,655**

In May 2006, the Company acquired the remaining 80% of Nippon Dumex for approximately $1,089 resulting in goodwill of $537.

As required, in the fourth quarter of 2006, the Company performed the required annual test for impairment. The assessment was made in conjunction with the budgeting and long-range planning by each segment. The assessment utilized forecasted cash flows discounted at a rate of 10.5%.

10. Long-Term Debt

There was no Long-term debt outstanding at December 31, 2006. At December 31, 2005, the Company had $220,000 of 8.625% Senior Notes, due 2011 (the "Senior Notes"), $160,948 of 3% Convertible Senior Subordinated Notes, due 2006 (yield 6.875%) and $25 of other international debt outstanding; of which $380,956 was classified as current because the Company had given the Trustees of both the Senior Notes and the 06 Notes notice that it would redeem such notes in January 2006 in accordance with the terms of the respective note indentures. On January 23, 2006, the Company paid off the balance due on both notes, including principal and accrued interest of $386,251 and call premium in the amount of $18,894. The call premium is included in the "Loss on extinguishment of debt" within the Consolidated Statement of Operations.

On October 26, 2005, the Company entered into a five-year, Senior Secured Credit Facility with Bank of America N.A. consisting of a $175,000 asset-based, revolving loan facility and a $35,000 term loan. The Company used $119,122 of this facility to repay and retire the 2001 U.S. Bank Credit Facility in October 2005. The Senior Secured Credit facility was subsequently paid down in full in December 2005 with the proceeds from the sale of the Generics business. The asset-based, revolving loan availability was reduced to $75,000 and the term loan was cancelled.

The Senior Secured Credit Facility, which was amended and restated on March 10, 2006 to reflect the sale of the Generics Business, is secured by the accounts receivable, inventory and certain fixed assets of the U.S. subsidiaries of the Company. The amount that is available to the Company to be borrowed is determined monthly based upon the calculation of a Borrowing Base. As of December 31, 2006, there were no amounts outstanding under this Facility. The interest rate that the Company would pay on outstanding amounts is based upon a spread over LIBOR or Base Rate. The spread ranges between 1.25% to 2.00% over LIBOR and 0% to 0.50% over the Base Rate. The determination of the spread is based upon the amount of availability under the facility with a lower spread payable based upon greater availability. As long as the Company does not have average availability less than $15,000 over a consecutive 10 day period, there are no financial covenants. In the event that the Company were to breach the availability threshold, the Company would be subject to a minimum Fixed Charge Coverage Ratio of 1:1.

11. Short-Term Debt

Short-term debt consists of borrowings of foreign operations of $35,713 (30,000 EUR) at December 31, 2005. This amount was borrowed by Alpharma AS, a subsidiary of the Company, under a three month, short-term loan facility from DnB NOR Bank ASA. On January 3, 2006, the Company fully repaid this loan, including interest.

12. Income Taxes

Domestic and foreign income (loss) before taxes were $49,683 and $42,826, respectively in 2006, $(10,576) and $54,354, respectively in 2005 and $(68,763) and $71,466, respectively in 2004. Taxes on income of foreign subsidiaries are provided at the tax rates applicable to their respective foreign tax jurisdictions. The provision (benefit) for income taxes consists of the following:

For the Years Ended December 31,	**2006**	2005	2004
Current			
Federal	**$ (6,661)**	$ 24,333	$ 4,246
Foreign	**9,643**	11,824	16,520
State	**613**	2,372	1,805
	3,595	38,529	22,571
Deferred			
Federal	**24,481**	(55,857)	22,151
Foreign	**3,596**	(1,726)	(678)
State	**845**	656	5,422
	28,922	(56,927)	26,895
Provision (benefit) for income taxes from continuing operations	**$32,517**	$(18,398)	$49,466
Provision for discontinued operations	**3,921**	10,194	11,673
Provision (benefit) for income taxes	**$36,438**	$ (8,204)	$61,139

A reconciliation of U.S. federal income taxes to the tax provision for continuing operations, follows:

Years Ended December 31,	**2006**	2005	2004
Statutory U.S. federal	**$32,378**	$ 15,322	$ 946
State income tax, net of federal tax benefit	**1,243**	1,968	4,501
Lower taxes on foreign earnings, net	**(3,852)**	(9,243)	(7,467)
Tax credits	**—**	—	(1,108)
Non-deductible costs, principally impairment of intangibles related to acquired companies	**—**	—	1,962
Section 965 tax on repatriation	**—**	28,564	—
Adjustment to Section 965 tax on repatriation	**(1,327)**	—	—
Change in valuation allowances	**—**	(52,121)	59,534
Establishment of foreign valuation allowance	**8,766**	—	—
Other, net	**(4,691)**	(2,888)	(8,902)
Tax provision, continuing operations	**$32,517**	$(18,398)	$49,466

Deferred tax assets (liabilities) are comprised of the following:

December 31,	**2006**	2005
Accelerated depreciation and amortization for income tax purposes	**$ (27,780)**	$ (24,838)
Deferred loan acquisition costs	**—**	6,370
Difference between inventory valuation methods used for book and tax purposes	**709**	290
Other	**(31)**	(4,112)
Gross deferred tax liabilities	**(27,102)**	(22,290)
Accrued liabilities and other reserves	**15,198**	30,686
Pension liabilities	**5,700**	6,334
Loss carryforwards and tax credits	**83,264**	94,717
Deferred compensation, including stock option expense	**2,002**	—
Other	**2,018**	1,345
Gross deferred tax assets	**108,182**	133,082
Deferred tax assets valuation allowance*	**(44,557)**	(49,040)
Net deferred tax assets	**$ 36,523**	$ 61,752

*Includes valuation allowance on NOLs and other items.

notes to consolidated financial statements *(In thousands, except share data)*

Deferred tax assets are evaluated quarterly to assess the likelihood of realization which is ultimately dependent upon generating future taxable income prior to the expiration of the net operating loss carryforwards. At December 31, 2004, the Company had recorded significant U.S. federal deferred tax assets for which it had provided a full valuation allowance given that it was not considered to be "more likely than not" that these deferred tax assets would be realized. At December 31, 2005, the Company made the decision to reverse the remaining valuation allowance because it now believes that it is "more likely than not" that these assets will be realized. The Company's cash flow generated throughout 2005, including the net proceeds from the sale of the Generics Business, enabled the Company to pay off all of its domestic debt by January 23, 2006 which in turn, served to eliminate related interest expense, thereby increasing future profitability. In addition, it is expected that the continuing domestic business segments, which have been profitable for the past three years, will continue to be profitable.

The Company has state loss carryforwards in several states which are available to offset future taxable income. The Company has recognized a deferred tax asset related to these loss carryforwards. Based on analysis of current information, which indicates that it is not more likely than not that the state losses will be realized, a valuation allowance has been established of $21,835 for the tax benefits of these loss carryforwards.

Gross deferred tax liabilities of $3,334 and $3,822 are included within accrued and deferred income taxes, at December 31, 2006 and 2005, respectively. Non-current deferred income tax liabilities amount to $27,885 and $18,468 at December 31, 2006 and 2005, respectively. Current deferred tax assets are included within prepaid expenses and other current assets and, net of valuation allowances, amount to $18,925 and $32,031 at December 31, 2006 and 2005, respectively. Other assets and deferred charges include deferred tax assets, net of valuation allowances, of $48,817 and $52,011 as of December 31, 2006 and 2005, respectively.

The following table summarizes the U.S. federal, state and foreign tax loss and tax credit carryforwards, and the corresponding valuation allowances, as of December 31, 2006:

Description	Gross NOL	Asset	Valuation Allowance	Expiration
Federal net operating losses	$113,173	$39,610	$ —	2021 to 2026
State net operating losses	420,073	21,835	21,835	2009 to 2026
Foreign net operating losses	58,848	15,773	15,137	Unlimited
AMT benefit carryforward	N/A	543	—	Unlimited
Research credit	N/A	5,503	5,503	2021 to 2026
Total		$83,264	$42,475	

Federal income tax returns for all years after 2002 are still subject to audit by the Internal Revenue Service. The provisions for unpaid foreign, U.S., federal and state and local income taxes reflected in the consolidated balance sheet are adequate to cover assessments which might result from examinations to be made by the respective tax jurisdictions.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. The Act provided for a temporary incentive for U.S. corporations to repatriate accumulated income earned outside the U.S. by allowing an 85% dividend-received deduction for certain dividends from controlled foreign corporations. At December 31, 2004, the Company had not determined whether or to what extent it would repatriate any foreign earnings under the Act and therefore did not accrue any taxes in 2004. In 2005, the Company repatriated foreign earnings under the Act. The provision for income taxes in 2005 includes approximately $28,600 related to this repatriation.

At December 31, 2006 the Company had unremitted earnings of approximately $30,000 in foreign subsidiaries for which no provisions for U.S. taxes have been made, because it is expected that these earnings will be reinvested indefinitely.

13. Pension Plans and Postretirement Benefits

U.S. (Domestic):

The Company maintains two qualified noncontributory, defined benefit pension plans covering the majority of its U.S. (domestic) employees: the Alpharma Inc. Pension Plan which was frozen effective December 31, 2006 and the previously frozen Faulding Inc. Pension Plan. The benefits payable from these plans are based on years of service and the employee's highest consecutive five years compensation during the last ten years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. Ideally, the Plan assets will approximate the accumulated benefit obligation ("ABO"). The plan assets are held by two custodians and managed by two investment managers. Plan assets are invested in equities, government securities and bonds. In addition, the Company has unfunded supplemental executive pension plans providing additional benefits to certain employees.

The Company also has an unfunded postretirement medical and nominal life insurance plan ("postretirement benefits") covering certain domestic employees who were eligible as of January 1, 1993. The plan has not been extended to any additional employees. Retired eligible employees are required to make premium contributions for coverage as if they were active employees.

The discount rate used in determining the 2006, 2005, and 2004 post retirement expense was 6.00%, 5.75% and 6.00%, respectively. The health care cost trend rate used to determine December 31, 2006 obligation was 8.0% for 2007, declining 0.5% per year until reaching 5.0% for 2013, and remaining level thereafter. Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would not have a material effect on the reported amounts.

The Company uses a measurement date of December 31 for its pension plans and other postretirement plans.

Benefit Obligations

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$51,909**	$48,045	**$4,192**	$2,967
Service cost	**1,807**	3,799	**139**	90
Interest cost	**3,031**	3,062	**441**	240
Plan participants' contributions	**—**	—	**99**	70
Actuarial (gain) loss	**(2,760)**	1,687	**2,498**	1,192
Benefits paid	**(2,042)**	(765)	**(404)**	(303)
Plan amendments	**88**	—	**—**	(64)
Curtailment	**(4,385)**	(4,485)	**—**	—
Special termination benefits	**311**	566	**—**	—
Projected benefit obligation at end of year	**$47,959**	$51,909	**$6,965**	$4,192

notes to consolidated financial statements *(In thousands, except share data)*

The accumulated benefit obligation for the pension plans at the end of 2006 and 2005 was $47,959 and $47,593, respectively.

The accumulated health care cost trend rate used to measure the accumulated postretirement benefit obligation at December 31, 2006 was 8.0% grading down ratably to 5.0% at 2012. A one-percentage-point change in the assumed health care cost trend rate would have had the following effect:

	One-percentage-point	
	Increase	Decrease
APBO	$986	$(818)

Plan Assets

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Change in plan assets				
Fair value of plan assets at beginning of year	**$37,997**	$34,091	**$ —**	$ —
Actual return on plan assets	**4,260**	659	**—**	—
Employer contribution	**3,016**	4,012	**305**	233
Plan participant contributions	**—**	—	**99**	70
Benefits paid	**(2,042)**	(765)	**(404)**	(303)
Fair value of plan assets at end of year	**$43,231**	$37,997	**$ —**	$ —

Employer contributions and benefits paid in the above table for the pension plans primarily reflect amounts contributed directly to, or paid directly from plan assets, respectively.

The asset allocation for the Faulding Inc. Pension Plan was 58% equities and 42% debt securities at the end of 2006 (Fair Value of Faulding Inc. Pension Plan assets was $8,126). The asset allocation for the Alpharma Inc. Pension Plan at the end of 2006 and 2005, and the target allocation for 2007, by asset category, follows.

	Target Allocation	Percentage of Plan Assets at Year End	
	2007*	**2006**	2005
Asset Category			
Equity Securities	75%	**82%**	73%
Debt Securities	20%	**17%**	20%
Cash	5%	**1%**	7%
Other	—	**—**	—
Total	100%	**100%**	100%

The investment strategy for pension plan assets is to invest in a diversified, professionally managed portfolio of equity and fixed income investments. Equities are typically selected from the S&P 500 in proportion to the S&P 500's sector weightings. Fixed income investments consist of government bonds, high quality corporate bonds and mortgage backed securities.

*As a result of freezing the pension plan on December 31, 2006, the Company is in the process of reevaluating its target asset allocation for the Alpharma Inc. Pension Plan.

Funded Status

The funded status represents the difference between the projected benefit obligation and the fair value of the plan assets. Below is a reconciliation of the funded status of the benefit plans to the net liability recognized for the years ended December 31, 2006 and 2005. In accordance with SFAS 158, the funded status of the plans was recognized on the balance sheet at December 31, 2006.

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Funded status	**$(4,728)**	$(13,912)	**$(6,965)**	$(4,192)
Unrecognized net actuarial loss		8,676		2,206
Unrecognized net transition obligation		—		23
Unrecognized prior service cost (benefit)		(120)		(482)
Net asset/(liability) recognized	**$(4,728)**	$ (5,356)	**$(6,965)**	$(2,445)

	Pension Benefits		Postretirement Benefits	
End of Year	**2006**	2005	**2006**	2005
Prepaid benefit cost (noncurrent asset)	**$ 37**	$ 609	**$ —**	$ —
Accrued cost	**—**	(5,965)	**—**	(2,445)
Current liabilities	**(150)**	—	**(314)**	—
Noncurrent liabilities	**(4,615)**	—	**(6,651)**	—
Additional minimum liability	**—**	(4,239)	**—**	—
Accumulated other comprehensive income	**—**	4,239	**—**	—
Net asset/(liability) recognized	**$(4,728)**	$ (5,356)	**$(6,965)**	$(2,445)

Amounts recognized in accumulated other comprehensive income at December 31, 2006 and 2005 consist of the following:

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Additional minimum liability	**N/A**	$ (4,239)	**N/A**	—
Net actuarial loss	**$ (73)**	—	**$ 4,263**	—
Net transition obligation	**—**	—	**—**	—
Prior service cost (benefit)	**80**	—	**(323)**	—
Accumulated other comprehensive income	**$ 7**	$ (4,239)	**$ 3,940**	$ —

notes to consolidated financial statements *(In thousands, except share data)*

At the end of 2006 and 2005 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

End of Year	2006	2005
Projected benefit obligation	**$(39,870)**	$(51,909)
Accumulated benefit obligation	**(39,870)**	(47,593)
Fair value of plan assets	**35,105**	37,997
Unfunded accumulated benefit obligation	**$ (4,765)**	$ (9,596)

Expected Cash Flows

Information about expected cash flows for the plans follows:

Employer Contributions

	Pension Benefits	Postretirement Benefits
2007 Expected	$—	$314

Contributions include benefits expected to be paid from the Company's assets.

Expected Benefit Payments

2007	$ 1,091	$ 314
2008	1,053	318
2009	1,145	350
2010	1,296	380
2011	1,517	384
2012–2016	11,297	2,305

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Weighted-average assumptions used to determine obligations as of December 31:				
Discount rate	**6.00%**	5.75%	**6.00%**	5.75%
Expected return on plan assets	**8.00%**	8.00%	**N/A**	N/A
Rate of compensation increase	**N/A**	4.50%	**N/A**	N/A

	Pension Benefits			Postretirement Benefits		
	2006	2005	2004	**2006**	2005	2004
Components of net periodic benefit cost:						
Service cost	**$ 1,807**	$ 3,799	$ 4,645	**$ 139**	$ 90	$ 78
Interest cost	**3,031**	3,062	2,977	**441**	240	192
Expected return on plan assets	**(3,112)**	(2,702)	(2,574)	**—**	—	—
Net amortization of transition obligation	**—**	—	6	**—**	3	3
Amortization of prior service (credit)/cost	**(23)**	(67)	(67)	**(135)**	(125)	(125)
Recognized net actuarial (gain) loss	**308**	583	550	**441**	154	68
Curtailment (gain)/loss	**(89)**	(150)	—	**—**	—	—
Settlement (gain)/loss	**148**	—	—	**—**	—	—
Net periodic benefit cost	**$ 2,070**	$ 4,525	$ 5,537	**$ 886**	$ 362	$ 216

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Weighted-average assumptions used to determine net cost:				
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%
Expected return on plan assets	**8.00%**	8.00%	**N/A**	N/A
Rate of compensation increase	**4.50%**	4.50%	**N/A**	N/A

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

	Pension	Postretirement
Net actuarial loss	$10	$ 317
Net transition obligation	—	—
Prior service cost (benefit)	8	(135)
Total	$18	$ 182

The assumed health care cost trend rate used to measure net periodic postretirement benefit cost in 2006 was 9.0%, grading down ratably to 5.0% in 2010. A one-percentage-point change in the assumed health care cost trend rate would have had the following effect on net periodic cost:

	One-percentage-point	
	Increase	Decrease
Service cost & Interest cost	$93	$(76)

The expected rate of return on plan assets was determined by applying the Company's target asset allocations to long-term historical rates of return, which are compared to the current investment management plan.

The Company and its domestic subsidiaries also have two defined contribution plans, one qualified and one non-qualified, which allow eligible employees to withhold a fixed percentage of their salary (maximum 25%) and provide for a Company match based on service (maximum 6%). The Company's contributions to these plans were approximately $1,300 in 2006, $2,600 in 2005 and $2,300 in 2004.

The Company has an unfunded benefit for selected executives (Supplemental Pension Plan) that provides for the payment of benefits upon retirement or death. Accrued costs included in the Consolidated Balance Sheets as of December 31, 2006 and 2005 are $655 and $4,894 respectively. Expense (credit) charged to operations during the years ended December 31, 2006, 2005, and 2004 was approximately $620, $595, and $(24), respectively.

International:

The Company's Norwegian subsidiary has a defined benefit plan which is available to a majority of employees in Norway. At December 31, 2006, the Company froze the plan for most of its employees and established a defined contribution plan. The assets and related obligations for those employees were removed from the books resulting in a net settlement gain of $7,764. In addition, the Company has a small unfunded pension for certain key employees. Pension plan contributions from the Company and the participants are paid to independent trustees and invested in fixed income and equity securities in accordance with local practices. The pension plan information is as follows:

Benefit Obligations

	2006	2005
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 37,608**	$ 52,220
Service cost	**1,863**	3,203
Interest cost	**1,837**	2,268
Curtailment	**—**	(11,384)
Settlement	**(32,777)**	—
Actuarial (gain)/loss	**(689)**	(2,154)
Benefits paid	**(1,643)**	(1,472)
Translation adjustment	**2,988**	(5,073)
Benefit obligation at end of year	**$ 9,187**	$ 37,608

notes to consolidated financial statements *(In thousands, except share data)*

Plan Assets

	2006	2005
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 23,930**	$ 27,672
Actual return on plan assets	**1,480**	1,587
Employer contributions	**2,045**	3,442
Benefits paid	**(969)**	(950)
Curtailment	**—**	(4,702)
Settlement	**(24,737)**	—
Actuarial (gain)/loss	**(878)**	(234)
Translation adjustment	**1,918**	(2,885)
Fair value of plan assets at end of year	**$ 2,789**	$ 23,930

	2006	2005
Funded status	**$ (6,398)**	$(13,678)
Unrecognized net actuarial loss	**—**	(212)
Unrecognized transitional obligation	**—**	109
Unrecognized prior service cost	**—**	1,206
Additional minimum liability	**—**	(635)
Accrued benefit cost (noncurrent liabilities)	**$ (6,398)**	$(13,210)

At the end of 2006 and 2005 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligation in excess of plan assets were as follows:

End of Year	**2006**	2005
Projected benefit obligation	**$ (9,187)**	$(37,608)
Accumulated benefit obligation	**(7,355)**	(30,510)
Fair value of plan assets	**2,789**	23,930
Unfunded accumulated benefit obligation	**$ (4,566)**	$ (6,580)

	2006	2005
Weighted-average assumptions at year-end:		
Discount rate	**4.4%**	4.7%
Expected return on plan assets	**5.4%**	5.7%
Rate of compensation increase	**4.0%**	3.5%

Net Periodic Cost

	2006	2005	2004
Components of net periodic benefit cost:			
Service cost	**$ 1,863**	$ 3,203	$ 3,450
Interest cost	**1,837**	2,268	2,463
Expected return on plan assets	**(1,480)**	(1,587)	(1,515)
Amortization of transition obligation	**38**	87	103
Amortization of prior service cost	**111**	244	266
Recognized net actuarial loss	**—**	68	303
Net periodic benefit cost	**$ 2,369**	$ 4,283	$ 5,070

14. Transactions with A.L. Industrier ASA

On December 28, 2006, the Company purchased 100% of the outstanding shares of the Company's Class B common stock from A.L. Industrier thereby making them no longer a related party as defined under the regulations.

In 2003, the Company had an administrative service agreement whereby the Company provided management services to Industrier. The agreement provided for payment equal to the direct and indirect cost of providing the services subject to a minimum amount. Effective January 1, 2004, the Company and Industrier entered into a new administrative service agreement whereby the Company provided management services and rented space to Industrier. The agreement provided for payment of a fixed yearly fee of approximately $146. Effective January 1, 2005, the Company and Industrier entered into a new administrative service agreement whereby the Company provided limited administrative services to Industrier. The new agreement replaced and reduced amounts due under the previous agreement. The 2005 agreement provided for payment of a fixed yearly fee of approximately $60.

In connection with the 1994 agreement to purchase Alpharma Oslo, Industrier retained the ownership of the Skøyen manufacturing facility and administrative offices (not including leasehold improvements and manufacturing equipment) and leases it to the Company. The Company is required to pay all expenses related to the operation and maintenance of the facility in addition to nominal rent. The lease has an initial 20-year term and is renewable at the then fair rental value at the option of the Company for four consecutive five year terms.

In 2002, the Company signed a net lease agreement with Industrier that provides for the leasing of a parking lot at the Skøyen Facility through an initial term of October 2014 with the possibility of four consecutive five-year renewal terms. The annual rental is 2.4 million Norwegian Kroner (approximately $355 at 2006 average exchange rates).

As required, the above related party transactions were approved by the Company's Audit and Corporate Governance Committee.

15. Contingent Liabilities and Litigation

The Company is involved in various legal proceedings, of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with the following legal proceedings will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

SEC Investigation

In June 2002, the SEC notified the Company that it had commenced a formal investigation of the circumstances surrounding the 2000 and 2001 restatements of its financial statements. The SEC has engaged in deposition and document discovery.

Chicken Litter Litigation

The Company is one of multiple defendants that have been named in several lawsuits which allege that one of its AH products causes chickens to produce manure that contains an arsenical compound which, when used as agricultural fertilizer by chicken farmers, degrades into inorganic arsenic and causes a variety of diseases in the plaintiffs (who allegedly live in close proximity to such farm fields). The Company has provided notice to its insurance carriers and its primary insurance carriers have responded by accepting their obligations to defend or pay the Company's defense costs, subject to reservation of rights to later reject coverage for these lawsuits. In addition, one of the Company's carriers has filed a Declaratory Judgment action in state court in which it has sought a ruling concerning the allocation of its coverage obligations to the Company among the Company's several insurance carriers and, to the extent the Company does not have full insurance coverage, to the Company. In addition, this Declaratory Judgment action requests that the Court rule that certain of the carrier's policies provide no coverage because certain policy exclusions allegedly operate to limit its coverage obligations under said policies.

In addition to the potential for personal injury damages to the approximately 175 plaintiffs, the plaintiffs are asking for punitive damages and requesting that the

notes to consolidated financial statements *(In thousands, except share data)*

Company be enjoined from the future sale of the product at issue. In September 2006, in the first trial, which was brought by two plaintiffs, the Circuit Court of Washington County, Arkansas, Second Division, entered a jury verdict in favor of the Company. The plaintiffs are appealing the verdict. The court has ruled that future trials are on hold pending the outcome of the appeal. While the Company can give no assurance of the outcome of these matters, it believes that it will be able to continue to present credible scientific evidence that its product is not the cause of any injuries the plaintiffs may have suffered. There is also the possibility of an adverse customer reaction to the allegations in these lawsuits, as well as additional lawsuits in other jurisdictions where the product has been sold. Worldwide sales of this product were approximately $23,300 in 2004, $23,100 in 2005 and $22,200 in 2006.

Brazilian Tax Claims

The Company is the subject of tax claims by the Brazilian authorities relating to sales and import taxes which aggregate approximately $10,000. The claims relate to the operations of the Company's AH business in Brazil since 1999. The Company believes it has meritorious defenses and intends to vigorously defend its position against these claims.

European Environmental Regulations

During 2005, the environmental authorities having jurisdiction over the Copenhagen and Oslo API manufacturing facilities gave the Company notice of revised waste discharge levels. The Company believes it has taken the actions necessary to comply with the requirements, including certain plant alterations and modifications at a cost not material to the Company. The environmental authorities have not yet confirmed whether the Company's actions are in compliance with the requirements outlined in the notice.

Additionally, in 2006 a criminal fine was levied against the Company's Oslo API facility based on allegations that certain of the discharge activities at the facility were in breach of applicable regulations. The Company is in discussions with the local authorities regarding this fine. The failure or inability to comply with applicable regulations could result in further criminal or civil actions affecting production at these facilities which could be materially adverse to the Company.

Other Commercial Disputes

The Company is engaged in disputes with several suppliers, customers and distributors regarding certain obligations with respect to contracts under which the Company obtains raw materials and under which the Company supplies finished products. Given the fact that these disputes will most probably be resolved over more than one year, management does not believe that the disputes in the aggregate will be material to the Company's financial position. However, they could be material to the Company's results of operations or cash flows in the period in which resolution occurs.

Any further responsibility for substantially all of the material contingent liabilities related to the Generics Business have has been transferred to Actavis or entities owned by Actavis, subject to certain representations or warranties made by the Company to Actavis as a part of the transaction to the extent such representations and warranties were incorrect. The Company has retained certain specified liabilities which it believes are not material to the Company and, it is possible that the Company may be held responsible for certain liabilities of the Generics Business transferred to Actavis in the event Actavis fails or is unable to satisfy such liabilities.

Other Litigation

The Company and its subsidiaries are, from time to time, involved in other litigation arising out of the ordinary course of business. It is the view of management, after consultation with counsel, that the ultimate resolution of all other pending suits on an individual basis should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

16. Leases

Rental expense under operating leases for the years ended December 31, 2006, 2005 and 2004 was $3,077, $5,074, and $4,581, respectively. Future minimum lease commitments under non-cancelable operating leases during each of the next five years and thereafter are, as follows:

Years Ending December 31,	
2007	$ 3,997
2008	2,665
2009	2,419
2010	2,120
2011	2,076
Thereafter	9,816
	$23,093

Beginning in March 2007, the Company will commence a 10 year operating lease on a new Corporate headquarters facility. The Company expects to incur redundant headquarters lease costs for a period in 2007, while the Company remains at its current headquarters in preparation for the move.

17. Stockholders' Equity

Until December 28, 2006, A.L. Industrier ASA beneficially owned all of the outstanding shares of the Company's Class B common stock, or approximately 22% of the Company's total common stock. Through its ownership of the Class B common stock, Industrier had voting power that provided it with effective control of the Company. On December 28, 2006, the Company purchased 100% of the outstanding shares of the Company's Class B common stock from Industrier. Including related fees, the cost of the repurchase was approximately $307,397. Following the Class B share repurchase, control of the Company now rests in the holders of the Class A shares acting by the majority applicable under Delaware law and Company's charter documents.

The number of authorized shares of Preferred Stock is 500,000; the number of authorized shares of Class A Common Stock is 75,000,000; and the number of authorized shares of Class B Common Stock is 15,000,000.

A summary of activity in common and treasury stock is as follows:

	2006	2005	2004
Class A Common Stock Issued			
Balance, January 1,	**42,533,593**	41,277,761	40,483,818
Exercise of stock options and other	**774,613**	762,067	199,565
Restricted stock issued, net of forfeitures	**32,965**	245,991	350,430
Employee stock purchase plan	**86,425**	247,774	243,948
Balance, December 31,	**43,427,596**	42,533,593	41,277,761
Class B Common Stock Issued			
Balance, January 1 and December 31,	**11,872,897**	11,872,897	11,872,897
Treasury Stock			
Balance, January 1,	**328,658**	328,658	320,734
Purchases	**11,872,897**	—	7,924
Balance, December 31,	**12,201,555**	328,658	328,658

notes to consolidated financial statements *(In thousands, except share data)*

During 2006, 2005 and 2004, the Company issued 158,545, 328,490, and 370,550 shares of restricted stock, respectively. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to Stockholders' Equity and amortized to expense over the requisite vesting periods. Compensation expense related to restricted stock was $2,461 in 2006, $4,320 in 2005, and $3,067 in 2004. A summary of restricted stock activity is as follows:

	2006	2005
Outstanding awards—beginning of year	**751,175**	505,184
New awards granted	**158,545**	328,490
Restricted shares forfeited	**(125,580)**	(82,499)
Outstanding awards—end of year	**784,140**	751,175
Weighted-average market value of new awards on award date	**$27.34**	$12.85

18. Derivatives and Fair Value of Financial Instruments:

The Company currently uses the following derivative financial instruments for purposes other than trading:

Derivative	Use	Purpose
Forward foreign exchange contracts	Occasional	Entered into selectively to sell or buy cash flows in non-functional currencies.

At December 31, 2006 and 2005, the Company had forward foreign exchange contracts outstanding with a notional amount of approximately $74,860 and $126,973, respectively. These contracts called for the exchange of Scandinavian and other European currencies and in some cases the U.S. Dollar to meet commitments in or sell cash flows generated in non-functional currencies. All outstanding contracts will expire in 2007 and the unrealized gains and losses are not material. The Company does not account for these transactions as hedges under SFAS 133.

Counterparties to derivative agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the immediate or short-term maturity of these financial instruments.

19. Stock-based Compensation

Prior to May 19, 2003, the Company granted options to key employees to purchase shares of Class A Common Stock under the 1997 Incentive Stock Option and Appreciation Right Plan (the "Plan"). The maximum number of Class A shares available for grant under the Plan was 8,000,000. In addition, the Company had a Non-Employee Director Option Plan (the "Director Plan") which provided for the issue of up to 350,000 shares of Class A Common stock. The exercise price of options granted under the Plan could not be less than 100% of the fair market value of the Class A Common Stock on the date of the grant. Options granted expired from three to ten years after the grant date. Generally, options were exercisable in installments of 25% beginning one year from date of grant. The Plan permitted a cash appreciation right to be granted to certain employees.

On May 19, 2003, the Company's stockholders approved the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan (the "Incentive Compensation Plan"). The Incentive Compensation Plan permits stock option grants, stock appreciation rights grants ("SARs"), annual incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance units grants, and cash awards. Upon adoption of the Incentive Compensation Plan, no additional options were granted under the previously existing plans and all shares reserved under these existing plans were returned to the Company's supply of authorized but unissued shares, not reserved for any purpose, although outstanding options granted pursuant to the previously existing plans will remain outstanding. Upon adoption, the maximum number of Class A shares available for grant under the Incentive Compensation Plan was 4,750,000 and the number of shares that were permitted to be issued for Awards other than stock options or SARS (both with a grant price equal to at least fair market value at date of grant), were not to exceed a total of 2,000,000 shares. Options granted expire from three to ten years after the grant date. Generally, options are exercisable in installments of 25% beginning one year from date of grant. If an option holder ceases to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which are not vested at the date of termination are forfeited. As of December 31, 2006, there were 2,839,253 shares available for future grant under all plans.

The table below summarizes the activity of the Plan:

	Options Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
Balance at December 31, 2003	3,941,338	$20.85		
Granted in 2004	383,710	$19.72		
Forfeited in 2004	(671,301)	$22.44		
Exercised in 2004	(196,887)	$12.31		
Balance at December 31, 2004	3,456,860	$20.85	$ 6,506	5.62
Granted in 2005	203,400	$13.36		
Forfeited in 2005	(439,028)	$20.87		
Exercised in 2005	(794,239)	$15.69		
Balance at December 31, 2005	2,426,993	$21.90	$20,567	4.37
Granted in 2006	**327,495**	**$28.72**		
Forfeited in 2006	**(687,480)**	**$26.20**		
Exercised in 2006	**(722,726)**	**$15.48**		
Balance at December 31, 2006	**1,344,282**	**$24.77**	**$ 4,759**	**5.45**

	Options Exercisable	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
December 31, 2004	2,091,857	$23.78	$ 3,248	4.40
December 31, 2005	1,826,167	$24.00	$12.693	3.50
December 31, 2006	**887,676**	**$25.09**	**$ 3,465**	**3.76**

As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options, net of forfeitures, amounted to $4,576. The total of unrecognized compensation cost related to non-vested restricted stock is $5,635. The weighted-average remaining requisite service period of the non-vested stock options was approximately 27 months.

Compensation for restricted stock is recorded based on the market value of the stock on the grant date. Prior to January 1, 2006, the Company capitalized the full amount of the restricted stock as unearned compensation, with an offset to additional paid-in capital. Effective January 1, 2006, in accordance with SFAS 123R, the Company reversed the unamortized balance of $5,395 against additional paid-in capital. The fair value of restricted stock is amortized to expense over the requisite service period. Amortization expense related to restricted stock amounted to $2,461, $4,320 and $3,067 for the years ended December 31, 2006, 2005 and 2004, respectively.

notes to consolidated financial statements *(In thousands, except share data)*

The Company's 2003 Omnibus Incentive Compensation Plan provided for the issuance of performance units that were valued based on the Company's Total Shareholder Return as compared to a market index of peer companies and the satisfaction of a free cash flow threshold. Each performance unit had a potential value between zero and $200. In conjunction with the sale of the Generics Business, which made the peer group comparison no longer relevant, the Company terminated the performance unit plan effective December 18, 2005. The Company fixed the final payout for each outstanding performance unit at $100 per unit. At December 31, 2006, the total value of performance units outstanding was $5,946. This amount, net of forfeitures, will be paid out at the end of the plan's original three year vesting periods: December 31, 2006 and 2007. The amount vested as of December 31, 2006, $3,278, was paid in the first quarter of 2007; the amount scheduled to vest as of December 31, 2007, $2,668, will be paid in the first quarter of 2008. This cost is being amortized to expense over the remaining service period. The Company recognized expense related to performance units for its continuing operations for years ended December 31, 2006 and 2005 in the amount of $4,501 and $163, respectively.

The Company has an Employee Stock Purchase Plan by which eligible employees of the Company may authorize payroll deductions up to 4% of their regular base salary to purchase shares of Class A Common Stock at fair market value. The Company matches these contributions with an additional contribution equal to 50% of the employee's contribution. Shares are issued on the last day of each calendar quarter. The Company's contributions to the plan were approximately $700, $1,400, and $1,500 in 2006, 2005 and 2004, respectively, and are included within operating income.

20. Supplemental Data

Other assets and deferred charges at December 31 include:

	2006	2005
Deferred tax assets	**$48,817**	$52,011
Capitalized software cost, net of amortization	**9,253**	11,223
Deferred borrowing costs, net of amortization	**838**	1,641
Supplemental savings plan	**2,385**	6,977
Unfunded ABO	**—**	635
Other	**381**	122
	$61,674	$72,609

Years Ended December 31,	2006	2005	2004
Depreciation expense	**$ 23,890**	$47,413	$51,745
Amortization expense	**$ 21,860**	$43,781	$44,658
Interest cost incurred:			
Interest income	**$(19,328)**	$ (1,385)	$ (780)
Interest expense	**2,625**	46,967	56,025
Amortization of loan costs	**250**	2,168	2,737
Subtotal	**(16,453)**	47,750	57,982
Capitalized interest	**—**	610	405
Interest cost (earned) incurred	**$(16,453)**	$48,360	$58,387
Asset impairment and other:			
Net pension curtailment gain	**$ (7,542)**	$ —	$ —
(Gain)/loss on sale of Aquatic business	**(1,922)**	—	9,987
Legal settlement	**1,100**	—	—
Gain on sale of facility	**(469)**	—	—
Severance as a result of reorganization	**58**	1,184	1,123
Asset write-offs	**502**	—	—
Other	**14**	—	—
	$ (8,259)	$ 1,184	$11,110
Other income (expense), net:			
Foreign exchange gains (losses), net	**$ 296**	$ 2,763	$ 1,574
Loss on sale of Wynco	**—**	—	(1,523)
Other, net	**(425)**	1,943	407
	$ (129)	$ 4,706	$ 458

Supplemental cash flow information:

	2006	2005	2004
Cash paid for interest (net of amount capitalized)	**$ 5,952**	$42,216	$ 48,089
Cash paid for income taxes (net of refunds)	**$64,439**	$20,293	$ 11,564
Other non-cash operating activities (includes discontinued operations):			
Goodwill impairment	**$ —**	$ 815	$260,000
Fixed asset impairments	**317**	624	19,181
Gain on sale of facility	**(469)**	—	—
Inventory impairments	**—**	1,319	6,995
Intangible asset impairments	**395**	601	4,450
Other non-cash asset write-downs	**96**	88	1,528
Loss on sale of Aquatics business	**—**	—	9,987
	$ 339	$ 3,447	$302,141

21. Information Concerning Business Segments and Geographic Operations

The operations of each segment are evaluated based on earnings before interest and taxes (operating income). Unallocated includes corporate expenses for administration, finance, legal, and certain unallocated expenses primarily related to the implementation of a company-wide Enterprise Resource Planning System, and the amortization of restricted stock and stock options; and, in 2006 and 2005, certain other expenses related to management retention and transition. Eliminations include inter-segment sales. Geographic revenues represent sales to third parties by country in which the selling legal entity is domiciled. Operating assets directly attributable to business segments are included in identifiable assets (i.e. sum of accounts receivable, inventories, net property, plant and equipment and net intangible assets). Operating assets for Pharmaceuticals do not include manufacturing property, plant and equipment. Cash, prepaid expenses, and other corporate and non-allocated assets are included in unallocated. Discontinued operations include the Generics Business and the ParMed Business. For geographic reporting, long-lived assets include net property, plant and equipment, goodwill, and net intangibles. Segment data includes immaterial inter-segment revenues. AH revenues for the year ended December 31, 2006 include one product that individually accounts for more than 10% of consolidated revenues; Chlortetracyline ($115,500). Pharmaceuticals revenues for the year ended December 31, 2006 are entirely comprised of KADIAN sales, and account for more than 10% of consolidated revenues. One Pharmaceuticals' wholesale customer accounts for more than 10% of consolidated revenues.

notes to consolidated financial statements *(In thousands, except share data)*

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2006					
Pharmaceuticals	**$138,176**	**$ 28,304**	**$ 213,687**	**$ 8,703**	**$ 5,019**
API	**168,688**	**51,821**	**169,606**	**14,132**	**18,003**
AH	**346,931**	**71,528**	**332,078**	**19,258**	**8,811**
Unallocated & Eliminations	**33**	**(56,053)**	**211,868**	**3,540**	**4,215**
Discontinued Operations	**—**	**—**	**—**	**117**	**123**
	$653,828	**$ 95,600**	**$ 927,239**	**$45,750**	**$36,171**
2005					
Pharmaceuticals	$101,579	$ 23,582	$ 208,371	$ 7,963	$ 907
API	138,355	52,419	139,073	11,100	7,697
AH	325,065	66,279	329,216	18,890	5,090
Unallocated & Eliminations	(11,382)	(47,469)	929,365	5,874	8,505
Discontinued Operations	—	—	17,358	47,367	16,740
	$553,617	$ 94,811	$1,623,383	$91,194	$38,939
2004					
Pharmaceuticals	$ 62,399	$ 6,452	$ 198,220	$ 7,770	$ 696
API	143,199	72,772	155,109	9,508	25,723
AH	314,642	24,810	329,870	20,206	5,057
Unallocated & Eliminations	(6,911)	(41,012)	248,936	7,616	1,723
Discontinued Operations	—	—	1,107,477	51,303	16,107
	$513,329	$ 63,022	$2,039,612	$96,403	$49,306

Geographic Information

	Revenues			Long-lived Identifiable Assets		
	2006	2005	2004	**2006**	2005	2004
United States	**$484,700**	$421,600	$368,400	**$331,888**	$343,600	$362,034
Norway	**18,800**	10,200	18,600	**19,300**	19,000	23,897
Denmark	**47,300**	33,500	24,300	**79,700**	84,700	80,234
Other	**103,028**	88,317	102,029	**81,136**	60,704	84,089
	$653,828	$553,617	$513,329	**$512,024**	$508,004	$550,254

22. Selected Quarterly Financial Data (unaudited)

2006	First Quarter[a]	Second Quarter	Third Quarter	Fourth Quarter[b]	Full Year
Total Revenue	**$158,980**	**$159,196**	**$165,345**	**$170,307**	**$653,828**
Gross Profit	**$ 96,183**	**$ 96,002**	**$ 94,506**	**$ 95,149**	**$381,840**
Net Income	**$ 33,434**	**$ 16,294**	**$ 17,012**	**$ 15,804**	**$ 82,544**
Income per share from continuing operations—basic	**$ 0.13**	**$ 0.33**	**$ 0.32**	**$ 0.34**	**$ 1.12**
Net income per share—basic	**$ 0.62**	**$ 0.30**	**$ 0.32**	**$ 0.29**	**$ 1.54**
Income per share from continuing operations—diluted	**$ 0.13**	**$ 0.32**	**$ 0.31**	**$ 0.34**	**$ 1.11**
Net income per share—diluted	**$ 0.62**	**$ 0.30**	**$ 0.31**	**$ 0.29**	**$ 1.52**

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[c]	Full Year
Total Revenue	$124,093	$137,639	$135,525	$156,360	$553,617
Gross Profit	$ 73,678	$ 83,926	$ 83,285	$ 95,365	$336,254
Net Income	$ 8,814	$ 20,026	$ 17,849	$ 87,080	$133,769
Income per share from continuing operations—basic	$ (0.22)	$ 0.12	$ 0.10	$ 1.18	$ 1.18
Net income per share—basic	$ 0.17	$ 0.38	$ 0.34	$ 1.65	$ 2.55
Income per share from continuing operations—diluted	$ (0.22)	$ 0.12	$ 0.10	$ 1.16	$ 1.17
Net income per share—diluted	$ 0.17	$ 0.38	$ 0.34	$ 1.62	$ 2.52

a) In the first quarter of 2006, the Company recorded a net gain in Discontinued Operations on the sale of ParMed of $25,263. Also included in the first quarter 2006 results is a call premium of $18,894 and the write-off of deferred loan costs of $521, associated with the repayment of the Company's remaining debt in January 2006.

b) In the fourth quarter of 2006, the Company recorded a net pre-tax pension curtailment gain of $7.5 million.

c) In the fourth quarter of 2005, the Company reversed its U.S. deferred tax valuation allowance given its current and expected profitability, resulting in a tax benefit of $52,121 and provided taxes of $28,600 on the repatriation of cash earnings from controlled foreign corporations. In addition, the Company recognized a net gain in Discontinued Operations on the sale of the Generics business of $35,259.

controls and procedures

(a) Disclosure Controls and Procedures

The Company has implemented and maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's President and Chief Executive Officer ("CEO") and Vice President Finance and Interim Chief Financial Officer ("CFO") as appropriate to allow timely decisions regarding disclosure. The disclosure controls and procedures involve participation by various individuals in the Company having access to material information relating to the operations of the Company. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

The Company's CEO and CFO completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Rule 13a-15 as of December 31, 2006. Based on this evaluation, they concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company,
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of the Company, and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, utilizing the criteria described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of December 31, 2006. Based on that assessment the Company believes that, at December 31, 2006, its internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which follows.

(c) Changes in Internal Control over Financial Reporting

In its prior year assessment of internal control over financial reporting as of December 31, 2005, management identified one internal control deficiency that it concluded was a material weakness. A material weakness is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In its assessment of the effectiveness internal control over financial reporting as of December 31, 2005, the Company determined that there were deficiencies in its internal controls over the financial reporting for income taxes and that these deficiencies constituted a material weakness, as described below.

The sale of the Company's Generics Business in the fourth quarter of 2005 required the Company to affect numerous transactions related to the disposition and to recast its financial statements to separately present results from continuing and discontinued operations. This included disaggregating income tax accounts between continuing and discontinued operations, accounting for taxes associated with the sale transaction and the repatriation of earnings, and evaluating and adjusting valuation allowances that had been provided in prior years for certain US deferred tax assets. The fourth quarter 2005 accounting for income taxes required significant reliance upon external tax professionals and senior financial internal review and oversight, due to the complexities of the issues involved. The integration and oversight of the work of these service providers reduced the timeliness and accuracy of recording the final tax provisions and related entries in the year-end closing process and the preparation of tax footnote disclosures. The Company concluded that this reliance principally on outside providers and internal detective controls reduced the effectiveness of the internal controls over tax accounting processes. Accordingly, the Company concluded that a material weakness existed at December 31, 2005 in that it did not maintain effective internal control over financial reporting for income taxes, based on the criteria in "Internal Control—Integrated Framework" issued by the COSO.

During 2005, management implemented enhanced control procedures related to the accounting for income taxes. These included: (i) the development and communication of enhanced policies and procedures for the accounting for income taxes, including expanded documentation requirements to support financial statement assertions, (ii) retaining a public accounting firm and other external tax professional services to assist the Company in its quarterly review, analysis and documentation of both its US and international income tax accounts, and (iii) expanding internal financial management review and oversight of income tax accounts and the work of outside tax service providers.

While management believes the enhanced control procedures implemented in 2005 served to strengthen its internal control over the accounting for income taxes, these enhanced procedures did not contemplate a transaction of the magnitude and complexity of the December 19, 2005 sale of the Generics Business.

Because the December 19, 2005 sale of the Generics Business has simplified the Company, the tax accounting complexities and workload created by the fourth quarter 2005 transactions described above have been significantly reduced. In addition, during 2006, the Company expanded its internal tax staff by recruiting three additional tax professionals; two of whom are responsible for the tax accounting and compliance function. The Company believes that the addition of these tax professionals to its internal staff, combined with enhanced tax policies and procedures, and expanded financial management review and oversight, has served to remediate the material weakness at December 31, 2006 related to the financial reporting for income taxes.

Other than as described above, there have not been any other changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

report of independent registered public accounting firm

Board of Directors and Shareholders
Alpharma Inc.
1 Executive Drive
Fort Lee, New Jersey 07024

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Alpharma Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Alpharma Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alpharma Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Alpharma Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Alpharma Inc. as of December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended and our report dated February 28, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

New York, NY
February 28, 2007

report of independent registered public accounting firm

Board of Directors and Stockholders
Alpharma Inc.
1 Executive Drive
Fort Lee, New Jersey 07024

We have audited the accompanying consolidated balance sheets of Alpharma Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alpharma Inc. at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, in 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," utilizing the modified prospective transition method effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alpharma Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

New York, NY
February 28, 2007

To the Board of Directors and Stockholders
of Alpharma Inc:

In our opinion, the consolidated statements of operations, of stockholders' equity and cash flows listed in the index on page F-1 present fairly, in all material respects, the results of operations and cash flows of Alpharma Inc. and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 31, 2005, except for the restatement discussed in Note 2b (not presented herein) to the consolidated financial statements appearing under Item 15 of the Company's 2004 annual report on Form 10-K/A, as to which the date is May 5, 2005 and the effects of discontinued operations discussed in Note 3 to the consolidated financial statements, as to which the date is March 16, 2006.

market for registrant's common equity, related stockholder matters and issuer purchased equity securities

Market Information

The Company's Class A Common Stock is listed on the New York Stock Exchange ("NYSE"). Information concerning the 2006 and 2005 sales prices of the Company's Class A Common Stock is set forth in the table below.

	Stock Trading Price			
	2006		2005	
Quarter	**High**	**Low**	High	Low
First	**$33.80**	**$26.20**	$16.62	$12.32
Second	**$27.03**	**$21.65**	$14.69	$ 9.44
Third	**$24.35**	**$19.98**	$27.36	$13.77
Fourth	**$24.39**	**$20.93**	$30.57	$23.73

As of December 31, 2006 and February 28, 2007 the Company's stock closing price was $24.10 and $26.36, respectively.

Holders

As of February 12, 2007, there were 1,133 holders of record of the Company's Class A Common Stock. Record holders of the Class A Common Stock include Cede & Co., a clearing agency which held approximately 98% of the outstanding Class A Common Stock as a nominee. On December 28, 2006, the Company purchased 100% of the outstanding shares of the Company's Class B common stock from A.L. Industrier. Including related fees, the cost of the repurchase was approximately $307.4 million. The cost of the share repurchase is included in Treasury Stock. Following the Class B share repurchase, control of the Company now rests in the holders of the Class A shares acting by the majority applicable under Delaware law and Company's charter documents.

Dividends

Through the third quarter of 2006, the Company declared consecutive quarterly cash dividends on its Class A and Class B Common Stock since the third quarter of 1984. Declared dividends per share in 2006 and 2005 were $0.135 and $0.18, respectively. Effective in the fourth quarter of 2006, the Company discontinued its dividend.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 12 of the Company's Form 10-K for the year ending December 31, 2006.

stockholder return comparison

The following graph compares the Company's cumulative total Stockholder return during the last five years with composites of Hemscott, Inc. indices for Drug Manufacturers. Since the Company's 2005 divestiture of its global generics business changed its operating profile, the company is providing two peer comparisons. The "Old Peer Group" includes generic manufacturers; the "New Peer Group" excludes generic manufacturers. Both peer group composites include over 120 corporations that describe themselves as drug manufacturers and are publicly traded. The graph also compares the Company's performance with the New York Stock Exchange Market Index. The graph assumes $100 invested as of the end of the day on December 31, 2001 in the company's Class A stock and $100 invested at that time in each of the selected indices.

Compare 5-Year Cumulative Total Return

Among Alpharma Inc., the NYSE Market Index and Peer Group Indices


$200
160
120
80
40
0
2001
2002
2003
2004
2005
2006
Alpharma Inc.
NYSE Market Index
Old Peer Group Index
New Peer Group Index

Assumes $100 invested on Jan. 1, 2002
Assumes dividend reinvested
Fiscal year ending Dec. 31, 2006

EXECUTIVE LEADERSHIP TEAM

Dean Mitchell
President & Chief Executive Officer

Stefan Aigner
Executive Vice President, Corporate and Business Development

Jeffrey Campbell
Executive Vice President & Chief Financial Officer

Carl-Åke Carlsson
President, Active Pharmaceutical Ingredients

Richard Cella
Executive Vice President & Chief Information Officer

Ronald Warner
President, Pharmaceuticals

Peter Watts
Executive Vice President, Human Resources & Communications

Carol Wrenn
President, Animal Health

Robert Wrobel
Executive Vice President, Chief Legal Officer & Secretary

BOARD OF DIRECTORS

Peter Tombros
Chairman of the Board, Professor & Executive in Residence Eberly College of Science Penn State University [1, 2, 3]

Dean Mitchell
President and Chief Executive Officer of Alpharma Inc.

Finn Berg Jacobsen
Senior Advisor of BAHR, Former Group Executive Vice President Aker Kvaener [1, 2, 3]

Glen Hess
Partner in the Law Firm of Kirkland & Ellis LLP

Ramon Perez
Managing Director of Vela Management Group, Ltd. [1, 2, 3]

Ingrid Wiik
Former President and CEO of Alpharma Inc.

(1) Nominating & Governance Committee
(2) Audit Committee
(3) Compensation Committee

STOCKHOLDER INFORMATION

For more information about Alpharma, please contact:
Kathleen B. Makrakis
Vice President
Investor Relations
(908) 566-3800
(800) 200-9159

Or visit our website at www.alpharma.com

Stock Exchange
New York Stock Exchange
NYSE Trading Symbols
Common Stock: ALO

Transfer Agent and Registrar
Computershare
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquires
(800) 730-5001
(781) 575-3266—Fax
www.computershare.com

Auditors
BDO Seidman, LLP
330 Madison Ave.
New York, NY 10017

Form 10-K
The Company's Annual Report on Form 10-K and Exhibits, filed with the Securities and Exchange Commission, will be provided without charge, upon written request.

Annual Meeting
The Annual Meeting of Stockholders will be held at 9:00AM on Tuesday, June 5, 2007 at Alpharma Inc., Grande Commons, 440 US Highway 22 East 3rd Floor Bridgewater, NJ 08807

designed by curran & connors, inc / www.curran-connors.com





Grande Commons
440 US Highway 22 East
Bridgewater, NJ USA 08807
(908) 566-3800
www.alpharma.com

END